FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Dated November 4, 2003

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 4, 2003

Commission File Number 001-15244

CREDIT SUISSE GROUP
(Translation of registrant's name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Media Relations CREDIT SUISSE GROUP P.O. Box 1 CH-8070 Zurich Telephone +41-1-333 8844 Fax +41-1-333 8877 e-mail media.relations@credit-suisse.com

CREDIT SUISSE GROUP REPORTS NET PROFIT OF CHF 2.0 BILLION FOR THE THIRD QUARTER OF 2003

Private Banking Reports Net New Assets of CHF 8.4 Billion

Both Business Units Further Reduced Costs

Financial Highlights

in CHF million	3Q2003	2Q2003	Change in %	9 months	Change in %
			vs 2Q2003	2003	vs 9m 2002

Operating income	6,531	7,549	-13	21,104	-2

Operating expenses	4,387	5,071	-13	14,478	-21

Net profit	2,045	1,346	52	4,043	-

Return on equity in %	26.3	18.5	42	18.2	-

Earnings per share (in CHF)	1.66	1.09	52	3.29	-

Zurich, November 4, 2003 – Credit Suisse Group today announced a net profit of CHF 2.0 billion for the third quarter of 2003, including a gross after-tax gain of CHF 1.6 billion, or CHF 1.3 billion net of related provisions, from divestitures at Winterthur. Additionally, the Group’s third quarter 2003 net profit includes the strengthening by CHF 383 million after tax of certain provisions related to Winterthur’s current and former international business portfolio. Private Banking reported a strong net new asset inflow of CHF 8.4 billion. Credit Suisse Financial Services posted strong third quarter results in banking. Credit Suisse First Boston reported lower results compared with the second quarter of 2003, primarily reflecting dampened Fixed Income trading revenue, but continued to achieve significant progress on cost reduction.

Oswald J. Gruebel, Co-CEO of Credit Suisse Group and Chief Executive Officer of Credit Suisse Financial Services, stated, "I am especially pleased by the good results in Private Banking, where the increase in operating income is all the more significant given the seasonally lower revenue trends usually expected in the third quarter. At the same time, the strong growth in net new assets reflects our clients' confidence in our company."

John J. Mack, Co-CEO of Credit Suisse Group and Chief Executive Officer of Credit Suisse First Boston, said, "The sound profit reported by Credit Suisse First Boston in the third quarter, in spite of lower results in Fixed Income, demonstrates that we are continuing to make progress towards our goal of sustained profitability. Although our strict cost management over the last two years has provided us with a more competitive cost structure, our overall profitability is still not satisfactory as we continue to work through historical issues. I am confident that if we continue to focus on clients and their needs while building a unified culture, we will have consistently strong financial results in addition to a strong franchise."

Group Results

Credit Suisse Group reported a net profit of CHF 2.0 billion in the third quarter of 2003, compared with a net profit of CHF 1.3 billion in the second quarter of 2003 and a net loss of CHF 2.1 billion in the third quarter of 2002. For the first nine months of 2003, the Group reported a net profit of CHF 4.0 billion, compared with a net loss of CHF 2.4 billion for the first nine months of 2002. The net profit of CHF 2.0 billion in the third quarter of 2003 includes a gross after-tax gain of CHF 1.6 billion, or CHF 1.3 billion net of related provisions, from the divestitures of Winterthur’s Republic operations in the US, its Churchill operations in the UK and

Winterthur Italy. Additionally, the Group’s net profit in the third quarter of 2003 includes the strengthening by CHF 383 million after tax of certain provisions related to Winterthur’s current and former international business portfolio. Earnings per share were CHF 1.66 for the third quarter of 2003, compared with earnings of CHF 1.09 per share for the second quarter of 2003. The Group’s return on equity was 26.3% in the third quarter of 2003, compared with 18.5% in the second quarter of 2003.

The Group’s operating income totaled CHF 6.5 billion in the third quarter of 2003, down 13% from the second quarter of 2003 but up 15% from the third quarter of 2002. The decrease compared with the second quarter of 2003 was mainly attributable to a decline in trading income at Credit Suisse First Boston, which was partially offset by improved results within Private Banking.

The Group’s operating expenses in the third quarter of 2003 decreased 13% from the second quarter of 2003 and 18% from the third quarter of 2002, to CHF 4.4 billion. Personnel expenses declined 18% overall compared with the second quarter of 2003, reflecting lower incentive compensation accruals at Credit Suisse First Boston – in line with reduced operating income – and the impact of reversing the first six months of 2003 accrual for stock compensation in the third quarter of 2003 due to the previously announced change in the vesting of stock awards.

The Group’s total valuation adjustments, provisions and losses were CHF 215 million in the third quarter of 2003, compared with CHF 131 million in the second quarter of 2003. In the third quarter of 2003, net credit-related valuation allowances and provisions decreased slightly to CHF 96 million from the already low level of CHF 99 million in the second quarter of 2003. Compared with the third quarter of 2002, valuation adjustments, provisions and losses decreased CHF 758 million, or 78%, due primarily to lower credit valuation allowances and provisions reflecting an improvement in the credit environment, loan repayments and loan sales.

The Group’s consolidated BIS tier 1 ratio was 11.1% as of September 30, 2003, an increase from 10.3% as of June 30, 2003. Winterthur’s capital base was strengthened during the third quarter of 2003 as a result of earnings generation and the divestitures referred to above. In isolation, these divestitures increased Winterthur's EU solvency surplus capital by approximately CHF 3.5 billion, due to the combination of lower required capital and higher available capital.

Credit Suisse Financial Services

CSFS Business Unit Result

in CHF million	3Q2003	2Q2003	Change in %	9 months	Change in %
			vs 2Q2003	2003	vs 9m 2002

Operating income	4,548	3,544	28	11,594	35

Operating expenses	2,117	2,178	-3	6,524	-9

Net profit	1,778	851	109	3,333	-

Credit Suisse Financial Services posted a net profit of CHF 1.8 billion in the third quarter of 2003, including a gross after-tax gain of CHF 1.6 billion, or CHF 1.3 billion net of related provisions, from divestitures at Winterthur. Additionally, the business unit’s third quarter 2003 net profit includes the strengthening by CHF 383 million after tax of certain provisions related to Winterthur’s current and former international business portfolio. The third quarter of 2003 net profit of CHF 1.8 billion compares with a net profit of CHF 851 million in the second quarter of 2003 and a net loss of CHF 1.2 billion in the third quarter of 2002.

CSFS Segment Results

in CHF million	3Q2003	2Q2003	Change in %	9 months	Change in %
			vs 2Q2003	2003	vs 9m 2002

Private Banking	519	492	5	1,406	2

Corporate & Retail Banking	169	156	8	445	22

Life & Pensions	126	117	8	354	-

Insurance	991	102	-	1,185	-

In the third quarter of 2003, Credit Suisse Financial Services’ banking segments improved their results for the third consecutive quarter. The Private Banking segment reported a 3% increase in operating income in the third quarter of 2003 compared with the second quarter of 2003, due mainly to higher commission and fee income as a result of the higher average asset base and increased client activity. Due to this growth in operating income, together with a 4% decrease in operating expenses compared with the second quarter of 2003, Private Banking’s cost/income ratio improved by a further 4.0 percentage points to 55.1%, the lowest ratio in the past six quarters. Corporate & Retail Banking continued to improve its overall profitability and efficiency in the third quarter of 2003. The segment reported a further decrease in operating expenses of 4% compared with the second quarter of 2003, due mainly to lower personnel expenses in line with headcount development. The segment’s net interest margin rose 3 bp in the third quarter of 2003, to 215 bp. Corporate & Retail Banking’s cost/income ratio further improved to 64.4% in the third quarter of 2003, the lowest ratio in the last seven quarters. Additionally, the segment further strengthened its credit portfolio, with a reduction in impaired loans.

The insurance segments reported solid results for the first nine months of 2003, due primarily to the divestiture-related gains, strong investment performance, reduced administration costs and improved underwriting results. Life & Pensions reported a reduction in gross premiums written in the first nine months of 2003 compared with the first nine months of 2002, primarily reflecting its ongoing selective underwriting policy. The segment significantly reduced its administration costs in the first nine months of 2003, and its expense ratio decreased by 0.3 percentage points. Life & Pensions achieved an improved investment performance in the first nine months of 2003, with a total return on invested assets of 5.0%, compared with 1.5% in the first nine months of 2002. Insurance (casualty and property) recorded an increase in net premiums earned in the first nine months of 2003, due primarily to tariff increases across all major markets. The Insurance segment strengthened its net underwriting result before dividends to policyholders by CHF 218 million compared with the first nine months of 2002, reflecting an improvement in the combined ratio of 1.9 percentage points, to 101.6%, mainly as a result of improved pricing and the continued streamlining of its business portfolio. Demonstrating its continued progress in ongoing efficiency measures, the segment reduced its administration costs in the first nine months of 2003 compared with the first nine months of 2002. Investment performance improved in the first nine months of 2003, with a total return on invested assets of 3.8% compared with
-0.3% in the first nine months of 2002.

Credit Suisse First Boston

CSFB Business Unit Result

in USD million	3Q2003	2Q2003	Change in %	9 months	Change in %
			vs 2Q2003	2003	vs 9m 2002

Operating income	2,422	3,103	-22	8,363	-9

Operating expenses	1,792	2,266	-21	6,167	-15

Net profit	224	282	-21	650	-

Credit Suisse First Boston reported a net profit of USD 224 million (CHF 308 million) for the third quarter of 2003, down USD 58 million (CHF 65 million) compared with the second quarter of 2003. The business unit’s net operating profit of USD 358 million (CHF 491 million), which excludes the amortization of acquired intangible assets and goodwill net of tax, also declined compared with the second quarter 2003 results. The favorable resolution of certain outstanding income tax matters resulted in a 16% effective income tax rate in the third quarter of 2003, compared with 27% in the second quarter of 2003.

CSFB Segment Results

in USD million	3Q2003	2Q2003	Change in %	9 months	Change in %
			vs 2Q2003	2003	vs 9m 2002

Institutional Securities	348	453	-23	1,134	245

CSFB Financial Services	34	40	-15	109	-39

The Institutional Securities segment reported a decrease in operating income in the third quarter of 2003 compared with the second quarter of 2003, as the Fixed Income business was significantly impacted by conservative risk positioning which dampened its trading results but resulted in lower Value-at-Risk. While the Equity and Investment Banking divisions continued to see steady year-to-date improvements in cash trading and M&A activities, revenues in both units declined modestly compared with the second quarter of 2003. As a result of lower compensation accruals – discussed in the Group Results section above – and continued cost management, Institutional Securities reported a 24% decrease in operating expenses in the third quarter of 2003 compared with the second quarter of 2003. Credit Suisse First Boston’s franchise continued to benefit from its leading position in the high yield business. Within the CSFB Financial Services segment, Credit Suisse Asset Management’s operating income was comparable to the second quarter of 2003 and operating expenses increased marginally.

Net new assets

Net New Assets and Assets under Management (AuM) in the third quarter of 2003

in CHF billion	Net New Assets	Total AuM	Change in AuM in
			% vs 30.6.03

Private Banking	8.4	505.1	2.3
Corporate & Retail Banking	1.8	69.4	3.9
Life & Pensions	-0.7	112.3	-4.0
Insurance	n/ a	27.1	-16.9

Credit Suisse Financial Services	9.5	713.9	0.5

Institutional Securities	0.1	29.1	-6.1
CSFB Financial Services	-5.6	456.2	0.4

Credit Suisse First Boston	-5.5	485.3	0.0

Credit Suisse Group	4.0	1,199.2	0.3

n/a: not applicable

Credit Suisse Group’s net new asset inflow in the third quarter of 2003 was dominated by an inflow from Private Banking of CHF 8.4 billion. Corporate & Retail Banking recorded an inflow of CHF 1.8 billion, whereas Life & Pensions had an outflow of CHF 0.7 billion. CSFB Financial Services recorded an outflow of CHF 5.6 billion. As of September 30, 2003, the Group’s total assets under management were CHF 1,199.2 billion, practically unchanged compared with June 30, 2003.

Business transfers

In the third quarter of 2003, the Group completed the transfer of its securities and treasury execution platform in Switzerland from Credit Suisse First Boston to Credit Suisse Financial Services and the transfer of Credit Suisse First Boston's Private Client Services UK business from CSFB Financial Services to Private Banking. All comparative figures have been restated to reflect these business transfers.

Outlook

Credit Suisse Group is benefiting from the measures taken in 2002 and 2003. Going forward, the Group will continue to concentrate on enhancing efficiency and building its client franchise, and it remains focused on producing sound profitability.

Enquiries

Credit Suisse Group, Media Relations      Telephone +41 1 333 8844

Credit Suisse Group, Investor Relations      Telephone +41 1 333 4570

Internet      www.credit-suisse.com

Commentary on Results – Non-GAAP Financial Information

For additional information with respect to Credit Suisse Group’s results for the third quarter and the first nine months of 2003, we refer you to the Group’s Quarterly Report Q3 2003, as well as the Group’s slide presentation for analysts and press, posted on the Internet at www.credit-suisse.com/results. This press release may contain non-GAAP financial information. A reconciliation of such non-GAAP financial information to the most directly comparable measures under Swiss Generally Accepted Accounting Principles (as well as other related information) is also included in the Quarterly Report Q3 2003. The operating basis business unit results described above reflect the results of the separate segments constituting the respective business units and certain acquisition-related costs not allocated to the segments.

Credit Suisse Group

Credit Suisse Group is a leading global financial services company headquartered in Zurich. The business unit Credit Suisse Financial Services provides private clients and small and medium-sized companies with private banking and financial advisory services, banking products, and pension and insurance solutions from Winterthur. The business unit Credit Suisse First Boston, an investment bank, serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group’s registered shares (CSGN) are listed in Switzerland and Frankfurt, and in the form of American Depositary Shares (CSR) in New York. The Group employs around 61,300 staff worldwide. As of September 30, 2003, it reported assets under management of CHF 1,199.2 billion.

Cautionary statement regarding forward-looking information

This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements. Words such as “believes,” “anticipates,” “expects,” "intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing. We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

Cautionary statement regarding non-GAAP financial information

This press release may contain non-GAAP financial information. A reconciliation of such non-GAAP financial information to the most directly comparable measures under generally accepted accounting principles, is posted on our website at http://www.credit-suisse.com/sec.html.

Presentation of Credit Suisse Group’s Third Quarter Results 2003 via Webcast and Telephone Conference

Date	Tuesday, November 4, 2003

Time	15.00 CET / 14.00 GMT / 09.00 EST

Speakers	Philip K. Ryan, CFO of Credit Suisse Group
Ulrich Koerner, CFO of Credit Suisse Financial Services
Barbara Yastine, CFO of Credit Suisse First Boston

All presentations will be held in English.

Webcast	www.credit-suisse.com/results

Telephone	Europe: +41 91 610 5600
UK: +44 207 107 0611
USA: +1 866 291 4166

Reference: “Credit Suisse Group quarterly results”

Q&A	You will have the opportunity to ask the speakers questions via telephone conference following the presentations.

Video on demand – available approximately three hours after the event at www.credit-suisse.com/results

Playback	Telephone – available approximately one hour after the event; please dial:
Europe: +41 91 612 4330
UK: +44 207 866 4300
USA: +1 412 858 1440

Conference ID: 332#

Note	We recommend that you dial in approximately ten minutes before the start of the presentation for the webcast and telephone conference. Further instructions and technical test functions are now available on our website.

QUARTERLY REPORT 2003 Q3

Credit Suisse Group is a leading global financial services company headquartered in Zurich. The business unit Credit Suisse Financial Services provides private clients and small and medium-sized companies with private banking and financial advisory services, banking products, and pension and insurance solutions from Winterthur. The business unit Credit Suisse First Boston, an investment bank, serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group’s registered shares (CSGN) are listed in Switzerland and Frankfurt, and in the form of American Depositary Shares (CSR) in New York. The Group employs around 61,300 staff worldwide.

QUARTERLY REPORT 2003
   EDITORIAL
   CREDIT SUISSE GROUP FINANCIAL HIGHLIGHTS Q3/2003
   AN OVERVIEW OF CREDIT SUISSE GROUP
      Equity capital
      Net new assets
      Operating income and expenses
      Valuation adjustments, provisions and losses
      Business transfers
      Swiss GAAP accounting changes
      Outlook
   RISK MANAGEMENT
      Overall Risk Trends
      Trading risks
      Credit risk exposure
   REVIEW OF BUSINESS UNITS | CREDIT SUISSE FINANCIAL SERVICES
      Private Banking
      Corporate & Retail Banking
      Life & Pensions
      Insurance
   REVIEW OF BUSINESS UNITS | CREDIT SUISSE FIRST BOSTON
      Institutional Securities
      CSFB Financial Services
   RECONCILIATION OF OPERATING RESULTS TO SWISS GAAP
      Introduction
      Credit Suisse Financial Services business unit
      Credit Suisse First Boston business unit
   CONSOLIDATED RESULTS | CREDIT SUISSE GROUP
   LOANS
   INFORMATION FOR INVESTORS

This symbol is used to indicate topics on which further information is available on our website. Go to www.credit-suisse.com/results/bookmarks.html to find links to the relevant information. The additional information -indicated is openly accessible and does not form part of the Quarterly Report. Some areas of Credit Suisse Group’s websites are only available in English.

Cautionary statement regarding forward-looking information

This Quarterly Report contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

Words such as "believes," "anticipates," "expects," "intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

Cautionary statement regarding non-GAAP financial information

This Quarterly Report may contain non-GAAP financial information. A reconciliation of such non-GAAP financial information to the most directly comparable measures under generally accepted accounting principles is contained in this report and is posted on our website at www.credit-suisse.com/sec.html.

EDITORIAL

Oswald J. Grübel
Co-CEO Credit Suisse Group
Chief Executive Officer
Credit Suisse Financial Services

John J. Mack
Co-CEO Credit Suisse Group
Chief Executive Officer
Credit Suisse First Boston

Dear shareholders

Credit Suisse Group’s net profit in the third quarter of 2003 was CHF 2.0 billion. The third quarter net profit includes an after-tax gain of CHF 1.3 billion net of related provisions from divestitures at Winterthur. Additionally, the Group’s third quarter of 2003 net profit includes the strengthening by CHF 383 million after tax of certain provisions related to Winterthur’s current and former international business portfolio.

The Group made considerable progress during the third quarter of 2003. Most notably, Private Banking generated strong revenues, despite the typical third quarter seasonality. Private Banking’s operating income, combined with efficiency gains, resulted in a 79% increase in segment profit compared with the third quarter of 2002. Corporate & Retail Banking also benefited from increased efficiency and low credit provisions. In addition to making good progress in building capital and strengthening its balance sheet, Winterthur made additional improvements in expense reductions and pricing in the first nine months of 2003. Credit Suisse First Boston’s conservative risk positioning in light of US interest rate volatility reduced fixed income trading results but resulted in lower Value-at-Risk. The Equity and Investment Banking divisions of Credit Suisse First Boston continued to see modest improvements in client flows and business activity.

At Credit Suisse Financial Services, the focus on cost management remained a priority and the banking segments reported a reduction in operating expenses in the third quarter, while the insurance segments reported a reduction in administration costs in the first nine months of 2003. At Credit Suisse First Boston, expenses declined, reflecting lower incentive bonus accruals and the change in the vesting period of stock awards. Having reduced the guaranteed portion of incentive-based compensation, Credit Suisse First Boston has delivered on its pledge to create a more flexible cost base. All banking segment results benefited from lower credit provisions as a result of the continued improvement in the credit markets.

Going forward, we are concentrating on producing sound profitability and will continue to focus on cost management, efficiency and building our client franchise.
Oswald J. Grübel John J. Mack
November 2003

CREDIT SUISSE GROUP FINANCIAL HIGHLIGHTS Q3/2003

Consolidated income statement
				Change	Change			Change
				in % from	in % from			in % from
						9 months

in CHF m	3Q2003	2Q2003	3Q2002	2Q2003	3Q2002	2003	2002	2002

Operating income	6,531	7,549	5,666	(13)	15	21,104	21,643	(2)
Gross operating profit	2,144	2,478	314	(13)	–	6,626	3,225	105
Net profit/(loss)	2,045	1,346	(2,148)	52	–	4,043	(2,359)	–

Return on equity
				Change	Change			Change
				in % from	in % from			in % from
						9 months

in %	3Q2003	2Q2003	3Q2002	2Q2003	3Q2002	2003	2002	2002

Return on equity	26.3	18.5	(26.9)	42	–	18.2	(9.2)	–

Consolidated balance sheet
				Change	Change
				in % from	in % from
in CHF m	30.09.03	30.06.03	31.12.02	30.06.03	31.12.02

Total assets	994,555	1,016,645	955,656	(2)	4
Shareholders' equity	34,873	33,428	31,394	4	11
Minority interests in shareholders' equity	2,971	2,940	2,878	1	3

Capital data 1)
				Change	Change
				in % from	in % from
in CHF m	30.09.03	30.06.03	31.12.02	30.06.03	31.12.02

BIS risk-weighted assets	197,412	199,108	196,486	(1)	0
BIS tier 1 capital	21,901	20,487	17,613	7	24
of which non-cumulative perpetual preferred securities	2,184	2,167	2,162	1	1
BIS total capital	32,010	31,238	28,311	2	13

Capital ratios 1)
in %		30.09.03	30.06.03	31.12.02

BIS tier 1 ratio	Credit Suisse	7.6	7.5	7.4
	Credit Suisse First Boston 2)	12.2	11.0	10.3
	Credit Suisse Group 3)	11.1	10.3	9.0
BIS total capital ratio	Credit Suisse Group	16.2	15.7	14.4

Assets under management/client assets
				Change	Change
				in % from	in % from
in CHF bn	30.09.03	30.06.03	31.12.02	30.06.03	31.12.02

Advisory assets under management	615.1	598.7	577.9	3	6
Discretionary assets under management	584.1	596.9	582.1	(2)	0
Total assets under management	1,199.2	1,195.6	1,160.0	0	3
Client assets	1,299.4	1,285.9	1,757.9	1	(26)

Net new assets
				Change	Change			Change
				in % from	in % from			in % from
						9 months

in CHF bn	3Q2003	2Q2003	3Q2002	2Q2003	3Q2002	2003	2002	2002

Net new assets	4.0	1.9	(13.6)	110.5	–	1.9	4.9	(61)

1) In cooperation with the Swiss Federal Banking Commission, the capital treatment of the Group’s investment in Winterthur has been revised. Previously published comparative figures have been restated to reflect the new methodology. The Group’s previously published figures under the old methodology were 11.1% as of 30.06.03 and 9.7% as of 31.12.02 for the consolidated BIS tier 1 ratio, and 18.0% as of 30.06.03 and 16.5% as of 31.12.02 for the Group’s BIS total capital ratio.
2) Ratio is based on a tier 1 capital of CHF 12.1 bn (30.06.03: CHF 11.3 bn; 31.12.02: CHF 10.6 bn), of which non-cumulative perpetual preferred securities is CHF 1.0 bn (30.06.03: CHF 1.0 bn; 31.12.02: CHF 1.0 bn).
3) Ratio is based on a tier 1 capital of CHF 21.9 bn (30.06.03: CHF 20.5 bn; 31.12.02: CHF 17.6 bn), of which non-cumulative perpetual preferred securities is CHF 2.2 bn (30.06.03: CHF 2.2 bn; 31.12.02: CHF 2.2 bn).

Number of employees (full-time equivalents)
					Change	Change
					in % from	in % from
		30.09.03	30.06.03	31.12.02	30.06.03	31.12.02

Switzerland	banking	20,042	20,541	21,270	(2)	(6)
	insurance	6,649	6,797	7,063	(2)	(6)
Outside Switzerland	banking	20,178	20,108	25,057	0	(19)
	insurance	14,463	25,055	25,067	(42)	(42)
Total employees Credit Suisse Group		61,332	72,501	78,457	(15)	(22)

Share data
				Change	Change
				in % from	in % from
	30.09.03	30.06.03	31.12.02	30.06.03	31.12.02

Shares issued	1,194,682,330	1,189,980,152	1,189,891,720	0	0
To be issued upon conversion of MCS 1)	40,413,838	40,413,838	40,413,838	0	0

Shares outstanding	1,235,096,168	1,230,393,990	1,230,305,558	0	0

Share price in CHF	42.25	35.65	30.00	19	41

Market capitalization in CHF m	52,183	43,864	36,909	19	41

Book value per share in CHF	25.83	24.78	23.18	4	11

1) Maximum number of shares related to Mandatory Convertible Securities (MCS) issued by Credit Suisse Group Finance (Guernsey) Ltd. in December 2002.

Share price
				Change	Change			Change
				in % from	in % from			in % from
						9 months

in CHF	3Q2003	2Q2003	3Q2002	2Q2003	3Q2002	2003	2002	2002

High (closing price)	48.65	39.30	48.85	24	0	48.65	73.60	(34)
Low (closing price)	34.75	23.25	26.80	49	30	20.70	26.80	(23)

Calculation of earnings per share (EPS)
					Change	Change				Change
					in % from	in % from				in % from
							9 months

	3Q2003	2Q2003	3Q2002		2Q2003	3Q2002	2003	2002		2002

Net profit/(loss) in CHF m	2,045	1,346	(2,148)		52	–	4,043	(2,359)		–
Diluted net profit/(loss) in CHF m	2,045	1,346	(2,148)		52	–	4,043	(2,359)		–

Weighted average shares outstanding	1,230,710,975	1,230,330,673	1,189,341,056	1)	0	3	1,230,450,554	1,189,212,967	1)	3
Dilutive impact 2)	19,673,449	4,922,814	0		300	–	9,814,553	0		–
Weighted average shares, diluted	1,250,384,424	1,235,253,487	1,189,341,056		1	5	1,240,265,107	1,189,212,967		4

Basic earnings per share in CHF	1.66	1.09	(1.81)		52	–	3.29	(1.98)		–
Diluted earnings per share in CHF	1.64	1.09	(1.81)		50	–	3.26	(1.98)		–

1) Adjusted for weighted average shares repurchased.
2) The calculation for the diluted loss per share in 3Q2002 and for the 9 months 2002 excludes the effect of the potential exchange of convertible bonds and the potential exercise of options to purchase shares, as the effect would be anti-dilutive.

AN OVERVIEW OF CREDIT SUISSE GROUP

Credit Suisse Group reported a net profit of CHF 2.0 billion in the third quarter of 2003 compared to CHF 1.3 billion in the previous quarter. The third quarter result includes an after-tax gain of CHF 1.3 billion net of related provisions from divestitures at Winterthur. Additionally, the Group’s third quarter result includes the strengthening by CHF 383 million after tax of certain provisions related to Winterthur’s current and former international business portfolio. Credit Suisse Financial Services substantially increased its third quarter net profit compared with the previous quarter, with strong results in the banking segments and continued improvements in the insurance segments in the course of the year. Credit Suisse First Boston reported a decrease in its third quarter results compared with the second quarter of 2003.

The Group reported a net profit of CHF 2.0 billion in the third quarter of 2003, a substantial increase from the previous quarter’s net profit of CHF 1.3 billion. The net profit of CHF 2.0 billion in the third quarter 2003 includes a gross after-tax gain of CHF 1.6 billion, or CHF 1.3 billion net of related provisions, from the divestitures of Winterthur’s Republic operations in the US, its Churchill operations in the UK and Winterthur Italy . Additionally, the Group’s net profit in the third quarter of 2003 includes the strengthening by CHF 383 million after tax of certain provisions related to Winterthur’s current and former international business portfolio. The Group’s third quarter performance was impacted by weaker trading income at Credit Suisse First Boston, which was partially compensated by improved results within the Credit Suisse Financial Services banking segments.

Net profit for the first nine months of 2003 was CHF 4.0 billion, compared to a net loss of CHF 2.4 billion in the same period of 2002. Earnings per share for the third quarter of 2003 were CHF 1.66, compared to CHF 1.09 for the second quarter of 2003. The Group’s return on equity was 26.3% in the third quarter of 2003, compared to 18.5% in the second quarter of 2003.

The Group’s third quarter result represents continued progress towards achieving sound profitability and restoring the capital base. It also reflects the realization of measures taken to reduce costs, increase the flexibility of the cost base, return Winterthur to profitability, reduce the impact of legacy assets at Credit Suisse First Boston and restructure European onshore Private Banking.

Credit Suisse Financial Services posted a net profit of CHF 1.8 billion in the third quarter of 2003, including the gain from the Winterthur divestitures and the additional provisions described above. This result compares with a net profit of CHF 851 million in the second quarter of 2003 and a net loss of CHF 1.2 billion in the third quarter of 2002. Although the third quarter has often proven to be a seasonally weak quarter, the banking segments in particular had a strong quarter, reflecting continued good margins and improvements in net new asset growth, thus demonstrating efficiency and the strength of the private banking franchise. Winterthur’s results reflected the divestitures, as well as lower administration costs and good investment income, which together improved its capital base and strengthened its balance sheet.

Credit Suisse First Boston reported a net profit of CHF 308 million for the third quarter of 2003, which was below the previous quarter’s net profit of CHF 373 million, but significantly improved compared to a net loss of CHF 668 million reported in the third quarter of 2002. Credit Suisse First Boston continues to reduce expenses and focus on its client franchise. Its third quarter result, however, reflects a lower fixed income trading result, which was impacted by conservative risk positioning in light of US interest rate volatility, thus resulting in reduced Value-at-Risk. While both the Equity and Investment Banking divisions continued to see steady improvements in client flows and M&A activity, operating income in both divisions declined compared with the second quarter of 2003. CSFB Financial Services’ operating income increased slightly compared with the previous quarter, with modest improvements in both Credit Suisse Asset Management and Private Client Services. Credit Suisse Asset Management launched an alternative investment initiative in the third quarter of 2003.

Equity capital
The Group’s consolidated BIS tier 1 ratio was 11.1% as of September 30, 2003, up from 10.3% as of June 30, 2003. These ratios reflect the new methodology for the BIS capital calculations as revised in cooperation with the Swiss Federal Banking Commission.

Winterthur’s capital base was strengthened during the third quarter of 2003 as a result of earnings generation and the sale of Winterthur’s Republic operations in the US, its Churchill operations in the UK and Winterthur Italy. In isolation, these divestitures increased Winterthur’s EU Group solvency surplus capital by approximately CHF 3.5 billion, due to the combination of lowered required capital and higher available capital.

Net new assets
Credit Suisse Group’s net new asset inflow in the third quarter of 2003 was dominated by an inflow from Private Banking of CHF 8.4 billion. Corporate & Retail Banking recorded an inflow of CHF 1.8 billion, whereas Life & Pensions had an outflow of CHF 0.7 billion. CSFB Financial Services recorded an outflow of CHF 5.6 billion, only slightly compensated by a net asset inflow of CHF 0.1 billion from the Institutional Securities segment. For Credit Suisse Group, a net new asset inflow of CHF 4.0 billion resulted in the third quarter of 2003, more than twice the net new asset inflow in the previous quarter. As of September 30, 2003, the Group’s total assets under management amounted to CHF 1,199.2 billion, practically unchanged compared to June 30, 2003.

Operating income and expenses
The Group’s operating income was CHF 6.5 billion in the third quarter of 2003, a decline of 13% from the previous quarter, but up 15% from the third quarter of 2002. The decrease compared with the second quarter of 2003 was mainly due to a decline in trading income, partially offset by increases in net interest and commission and service fee income.

The Group’s operating expenses in the third quarter of 2003 decreased 13% from the previous quarter and 18% from the third quarter of 2002 to CHF 4.4 billion, reflecting continued progress on cost management. Personnel expenses declined 18% overall compared with the previous quarter. This decrease reflects lower incentive compensation accruals at Credit Suisse First Boston, in line with lower operating income, and the impact of reversing the first six months of 2003 accrual for stock compensation in the third quarter of 2003 due to the previously announced change in vesting of stock awards. At Credit Suisse Financial Services, the continued focus on cost reduction resulted in a decrease in operating expenses in the banking segments in the third quarter of 2003 and in a decline in administration costs in the insurance segments in the first nine months of 2003.

Valuation adjustments, provisions and losses
The Group’s total valuation adjustments, provisions and losses were CHF 215 million in the third quarter of 2003, compared to CHF 131 million in the second quarter of 2003. In the third quarter of 2003, net credit-related valuation allowances and provisions decreased slightly to CHF 96 million from the already low level of CHF 99 million in the second quarter of 2003. Compared with the third quarter of 2002, valuation adjustments, provisions and losses decreased CHF 758 million, or 78%, primarily due to lower credit valuation allowances and provisions reflecting an improved credit environment, loan repayments and loan sales.

Business transfers
In the third quarter of 2003, the transfer of the securities and treasury execution platform in Switzerland from Credit Suisse First Boston to Credit Suisse Financial Services and the transfer of Credit Suisse First Boston’s Private Client Services UK business from CSFB Financial Services to Private Banking were completed. All comparative figures have been restated to reflect these business transfers. The consolidated financial statements were not affected. Since September 1, 2003, Credit Suisse Financial Services has been executing securities and treasury transactions in Switzerland for its private banking, retail and corporate clients under its own name. Credit Suisse First Boston’s investment banking and Swiss institutional coverage businesses in Switzerland remain unaffected by these changes.

Swiss GAAP accounting changes
Reported earnings in the fourth quarter will be affected by mandatory changes in Swiss GAAP for banks that are required to be applied at the end of the year. The changes of significance for Credit Suisse Group relate to the accounting for own shares and for derivatives. If these changes in accounting principles were to be applied in the current reporting period, the estimated impact on net profit (including the cumulative effect) for the first nine months of 2003 would be a decrease of approximately CHF 110 million, and the estimated impact on reported shareholders’ equity would be a decrease of CHF 0.6 billion. These changes have no impact on the Group’s regulatory capital adequacy ratios.

Outlook
Credit Suisse Group is benefiting from the measures taken in 2002 and 2003. Going forward, the Group will continue to concentrate on enhancing efficiency and building its client franchise and remains focused on producing sound profitability.

In the “Overview of Credit Suisse Group”, the business unit results are presented in accordance with Swiss GAAP. Elsewhere in this Quarterly Report, business unit results are presented on an operating basis.

For a reconciliation of operating basis business unit results (reflecting the results of the separate segments comprising the business units) to the Swiss GAAP basis, a discussion of the material reconciling items and a discussion of the purpose of the operating basis results and the reasons why management believes they provide useful information for investors, please refer to “Reconciliation of operating results to Swiss GAAP” on pages 32 – 36.

Overview of Credit Suisse Group 1)
	Credit Suisse Financial Services			Credit Suisse First Boston			Corporate Center			Credit Suisse Group

in CHF m	3Q2003	2Q2003	3Q2002	3Q2003	2Q2003	3Q2002	3Q2003	2Q2003	3Q2002	3Q2003	2Q2003	3Q2002

Operating income	3,387	3,544	2,497	3,113	3,886	3,408	31	119	(239)	6,531	7,549	5,666

Personnel expenses	1,385	1,434	1,533	1,681	2,306	2,231	59	84	29	3,125	3,824	3,793
Other operating expenses	732	744	923	594	615	723	(64)	(112)	(87)	1,262	1,247	1,559

Operating expenses	2,117	2,178	2,456	2,275	2,921	2,954	(5)	(28)	(58)	4,387	5,071	5,352

Gross operating profit	1,270	1,366	41	838	965	454	36	147	(181)	2,144	2,478	314

Depreciation of non-current assets 2)	279	194	291	125	136	207	67	145	94	471	475	592
Amortization of acquired intangible assets and goodwill	25	27	31	211	201	308	2	(5)	(2)	238	223	337
Valuation adjustments, provisions and losses	104	63	122	111	63	867	0	5	(16)	215	131	973

Profit/(loss) before extraordinary items and taxes	862	1,082	(403)	391	565	(928)	(33)	2	(257)	1,220	1,649	(1,588)

Extraordinary income/(expenses), net	1,164	8	(127)	2	0	(1)	2	53	(3)	1,168	61	(131)
Taxes 3)	(256)	(229)	(681)	(65)	(173)	280	4	83	(9)	(317)	(319)	(410)

Net profit/(loss) before minority interests	1,770	861	(1,211)	328	392	(649)	(27)	138	(269)	2,071	1,391	(2,129)

Minority interests	8	(10)	17	(20)	(19)	(19)	(14)	(16)	(17)	(26)	(45)	(19)

Net profit/(loss)	1,778	851	(1,194)	308	373	(668)	(41)	122	(286)	2,045	1,346	(2,148)

1) Business unit results in accordance with Swiss GAAP. For a reconciliation of operating basis business unit results (reflecting the results of the separate segments comprising the business units) to Swiss GAAP basis, please refer to “Reconciliation of operating results to Swiss GAAP”.
2) Includes amortization of Present Value of Future Profits (PVFP) from the insurance business within Credit Suisse Financial Services.
3) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would have resulted in taxes for 3Q2002 for Credit Suisse Financial Services of CHF –582 m, for Credit Suisse First Boston of CHF 286 m, and for Credit Suisse Group of CHF –306 m.

Assets under management/client assets 1)
				Change	Change
				in % from	in % from
in CHF bn	30.09.03	30.06.03	31.12.02	30.06.03	31.12.02

Credit Suisse Financial Services
Private Banking
Assets under management	505.1	493.8	465.7	2.3	8.5
of which discretionary	129.2	128.3	121.5	0.7	6.3
Client assets	532.3	522.3	494.8	1.9	7.6

Corporate & Retail Banking
Assets under management	69.4	66.8	70.3	3.9	(1.3)
Client assets	90.3	85.7	86.9	5.4	3.9

Life & Pensions
Assets under management (discretionary)	112.3	117.0	110.8	(4.0)	1.4
Client assets	112.3	117.0	110.8	(4.0)	1.4

Insurance
Assets under management (discretionary)	27.1	32.6	30.7	(16.9)	(11.7)
Client assets	27.1	32.6	30.7	(16.9)	(11.7)

Credit Suisse Financial Services
Assets under management	713.9	710.2	677.5	0.5	5.4
of which discretionary	269.8	279.1	264.2	(3.3)	2.1
Client assets	762.0	757.6	723.2	0.6	5.4

Credit Suisse First Boston
Institutional Securities
Assets under management	29.1	31.0	31.3	(6.1)	(7.0)
of which Private Equity on behalf of clients (discretionary)	19.7	20.6	20.9	(4.4)	(5.7)
Client assets	73.3	73.9	83.3	(0.8)	(12.0)

CSFB Financial Services 2)
Assets under management	456.2	454.4	451.2	0.4	1.1
of which discretionary	288.9	291.1	289.6	(0.8)	(0.2)
Client assets	464.1	454.4	951.4	2.1	(51.2)

Credit Suisse First Boston
Assets under management	485.3	485.4	482.5	0.0	0.6
of which discretionary	314.3	317.8	317.9	(1.1)	(1.1)
Client assets	537.4	528.3	1,034.7	1.7	(48.1)

Credit Suisse Group
Assets under management	1,199.2	1,195.6	1,160.0	0.3	3.4
of which discretionary	584.1	596.9	582.1	(2.1)	0.3
Client assets	1,299.4	1,285.9	1,757.9	1.0	(26.1)

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform transactions of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services and the transfer of Credit Suisse First Boston's Private Client Services UK business from CSFB Financial Services to Private Banking.
2) Excluding assets managed on behalf of other entities within Credit Suisse Group.

Net new assets 1)
				Change	Change			Change
				in % from	in % from			in % from
						9 months

in CHF bn	3Q2003	2Q2003	3Q2002	2Q2003	3Q2002	2003	2002	2002

Credit Suisse Financial Services
Private Banking	8.4	3.8	3.4	121.1	147.1	13.7	18.2	(24.7)
Corporate & Retail Banking	1.8	0.5	(2.3)	260.0	–	(1.1)	(3.4)	(67.6)
Life & Pensions	(0.7)	0.5	0.4	–	–	2.0	4.7	(57.4)

Credit Suisse Financial Services	9.5	4.8	1.5	97.9	–	14.6	19.5	(25.1)

Credit Suisse First Boston
Institutional Securities	0.1	1.0	(3.0)	(90.0)	–	1.0	1.9	(47.4)
CSFB Financial Services 2)	(5.6)	(3.9)	(12.1)	43.6	(53.7)	(13.7)	(16.5)	(17.0)

Credit Suisse First Boston	(5.5)	(2.9)	(15.1)	89.7	(63.6)	(12.7)	(14.6)	(13.0)

Credit Suisse Group	4.0	1.9	(13.6)	110.5	–	1.9	4.9	(61.2)

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform transactions of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services and the transfer of Credit Suisse First Boston's Private Client Services UK business from CSFB Financial Services to Private Banking.
2) Excluding assets managed on behalf of other entities within Credit Suisse Group.

RISK MANAGEMENT

Credit Suisse Group’s overall position risk measured on the basis of Economic Risk Capital (ERC) decreased by 4% in the third quarter of 2003 compared with the previous quarter, due mainly to lower foreign exchange, fixed income positions and insurance underwriting risks as well as lower international lending exposures. The more narrowly defined average Value-at-Risk (VaR) for the trading book of Credit Suisse First Boston decreased 20% in the third quarter of 2003, due mainly to lower interest rate positions and the introduction of a refined risk methodology for mortgages. The Group’s credit-related balance sheet exposure decreased 3% as of September 30, 2003, compared to June 30, 2003.

Overall Risk Trends
Credit Suisse Group’s 1-year, 99% position risk ERC decreased by 4% in the third quarter of 2003 compared with the previous quarter. The reduction was mainly due to lower foreign exchange exposures and lower insurance underwriting risks at Winterthur following the divestitures completed during the third quarter of 2003 as well as lower credit spread positions and lower international lending and counterparty exposures at Credit Suisse First Boston. At the end of the third quarter of 2003, 52% of the Group’s position risk ERC was with Credit Suisse First Boston, 44% with Credit Suisse Financial Services (of which 66% was with the insurance units and 34% with the banking units) and 4% with the Corporate Center.

Trading risks
The table below shows the trading-related market risk exposure for Credit Suisse First Boston, Credit Suisse Financial Services and Credit Suisse Group on a consolidated basis, as measured by 1-day, 99% VaR. At Credit Suisse First Boston, the average 1-day, 99% VaR in the third quarter of 2003 was CHF 69.3 million compared to CHF 87.0 million during the second quarter of 2003. This decrease was mainly due to lower interest rate positions and the introduction of a refined risk methodology for mortgages. The Credit Suisse First Boston VaR at the end of the third quarter of 2003 was 38% below the VaR at the end of the second quarter of 2003 adjusted for the methodology change. As shown on the backtesting chart, Credit Suisse First Boston had no backtesting exceptions over the last 12 months (on average, an accurate 1-day, 99% VaR model would have no more than 2.5 exceptions per annum). At Credit Suisse Financial Services, the average 1-day, 99% VaR in the third quarter of 2003 was CHF 15.0 million compared to CHF 15.7 million during the previous quarter. The decrease was mainly due to lower inventory positions in structured investment products, partially offset by the impact of the transfer of the securities and treasury execution platform in Switzerland from Credit Suisse First Boston to Credit Suisse Financial Services.

Credit risk exposure
Credit Suisse Group’s total credit-related exposure was 3% lower at September 30, 2003, compared to June 30, 2003. Exposure at Credit Suisse Financial Services increased 4%, while exposure at Credit Suisse First Boston was largely unchanged. The reduction on a consolidated basis was primarily a result of increased intercompany exposure that appears in the business unit figures but is eliminated in the Credit Suisse Group consolidation.

Compared to June 30, 2003, non-performing and total impaired loans for Credit Suisse Group declined as of the end of the third quarter 2003, with reductions reported in both business units. Compared with the previous quarter, total non-performing loans declined 10% at both business units and on a consolidated basis. The reduction in total impaired loans during the third quarter of 2003 was 11% at Credit Suisse Financial Services and 10% at Credit Suisse First Boston. The decline in impaired assets is attributable to repayments, improved credit situations, loan sales and write-offs.

The net credit-related valuation allowances and provisions charged to the income statement for the third quarter of 2003 was CHF 96 million, a slight decrease from the second quarter of 2003, but significantly below that recorded for the third quarter of 2002, particularly at Credit Suisse First Boston. Presented on page 11 are the additions, releases and recoveries included in calculating the net credit-related valuation allowances and provisions.

Coverage of non-performing loans and impaired loans by the valuation allowances improved for both Credit Suisse Group and Credit Suisse First Boston, while coverage declined slightly for Credit Suisse Financial Services. The quality of the credit exposure for Credit Suisse Group, as measured by counterparty rating, was largely unchanged from the second quarter of 2003.

Key Position Risk Trends
				Change Analysis: Brief Summary
		Change in % from

in CHF m	3Q2003	2Q2003	3Q2002	3Q2003 vs 2Q2003

Real Estate ERC &
Structured Asset ERC 1)	3,992	(4%)	(11%)	Further reduction in legacy commercial real estate exposures at CSFB, partially offset by higher residential real estate exposures
Developed Market Fixed Income &
Foreign Exchange ERC	3,602	(11%)	(5%)	Lower foreign exchange exposures at Winterthur and lower credit spread exposures at CSFB
Equity Investment ERC	3,177	(2%)	(27%)	Lower equity positions at Winterthur, partially offset by higher equity trading exposures at CSFB and the CSFS banking segments
International Lending ERC	2,797	(10%)	(29%)	Loan sales to third parties and counterparty exposure reductions at CSFB
Swiss & Retail Lending ERC	1,898	(3%)	(9%)	Lower exposures with respect to Swiss corporates at Corporate & Retail Banking and lower mortgage exposures at Winterthur
Emerging Markets ERC	1,576	2%	(30%)	Higher Brazil, Turkey and Indonesia exposure, partially offset by lower Russia exposure
Insurance Underwriting ERC	647	(38%)	(22%)	Divestiture of Republic operations, Churchill and Winterthur Italy

Simple sum across risk categories	17,689

Diversification benefit	(6,096)

Total position risk ERC	11,593	(4%)	(19%)

99%, 1-year position risk ERC, excluding foreign exchange translation risk. For an assessment of the total risk profile, operational risk ERC and business risk ERC have to be considered as well. Note that prior period risk data have been restated for methodology changes in order to maintain consistency over time. For a more detailed description of the Group’s ERC model, please refer to Credit Suisse Group's Annual Report 2002, which is available on the website: www.credit-suisse.com.

1) This category comprises the real estate investments of Winterthur, Credit Suisse First Boston’s commercial real estate exposures, Credit Suisse First Boston’s residential real estate exposures, Credit Suisse First Boston’s asset-backed securities exposures as well as the real estate acquired at auction and real estate for own use in Switzerland.

Trading exposures (1-day, 99% VaR)
	Credit Suisse		Credit Suisse
	Financial Services		First Boston		1)	Credit Suisse Group		2)

in CHF m	3Q2003	2Q2003	3Q2003	2Q2003		3Q2003	2Q2003

Total VaR
Period end	19.1	16.5	50.4	102.2		55.1	99.9
Average	15.0	15.7	69.3	87.0		56.3	82.7
Maximum	19.7	20.8	152.5	146.0		58.7	99.9
Minimum	11.3	13.9	35.1	64.2		55.1	69.0

in CHF m	30.09.03	30.06.03	30.09.03	30.06.03		30.09.03	30.06.03

VaR by risk type
Interest rate	7.0	2.7	43.7	118.0		47.9	119.5
Foreign exchange	2.2	2.1	18.3	14.8		18.6	14.3
Equity	15.5	15.4	28.1	25.7		27.2	25.5
Commodity	0.5	0.1	1.5	0.8		1.3	0.7

Subtotal	25.2	20.3	91.6	159.3		95.0	160.0

Diversification benefit	(6.1)	(3.8)	(41.2)	(57.1)		(39.9)	(60.1)

Total	19.1	16.5	50.4	102.2		55.1	99.9

1) The CSFB VaR is calculated using the US dollar as the base currency. For the purpose of this disclosure, the CSFB VaR numbers are translated using the respective CSG currency translation closing rate.
2) As Credit Suisse Group does not manage its trading portfolios on a consolidated level, consolidated VaR calculations are performed on a monthly basis only. The average, maximum and minimum values therefore refer to the three month-ends during the quarter. The consolidated VaR calculations for Credit Suisse Group are net of diversification benefits between Credit Suisse First Boston and Credit Suisse Financial Services.

Total credit risk exposure 1)
	Credit Suisse Financial Services			Credit Suisse First Boston			Credit Suisse Group

in CHF m	30.09.03	30.06.03	31.12.02	30.09.03	30.06.03	31.12.02	30.09.03	30.06.03	31.12.02

Due from banks 2)	42,512	34,595	33,306	66,785	65,924	43,462	58,511	68,939	39,469
Due from customers and mortgages 2)	138,060	136,180	132,353	70,175	83,880	82,395	206,794	219,270	213,206

Total due from banks and customers, gross 2)	180,572	170,775	165,659	136,960	149,804	125,857	265,305	288,209	252,675

Contingent liabilities	11,743	12,330	12,349	38,147	29,586	27,862	40,981	41,056	39,104
Irrevocable commitments 3)	3,341	3,670	2,263	77,676	80,773	81,884	81,370	85,036	85,333

Total banking products	195,656	186,775	180,271	252,783	260,163	235,603	387,656	414,301	377,112

Loans held for sale 4)	0	0	–	17,028	16,338	–	17,028	16,338	–

Derivative instruments 5)	4,401	4,452	5,018	54,283	56,416	51,600	56,877	59,618	54,757
Securities lending – banks	0	0	0	0	0	0	0	0	0
Securities lending – customers	0	0	0	1,782	69	64	1,782	69	64
Reverse repurchase agreements – banks	5,232	6,717	6,283	168,498	144,214	154,531	169,427	146,443	156,397
Reverse repurchase agreements – customers	7,745	8,094	14,528	41,094	52,724	56,987	48,767	60,536	71,384
Forward reverse repurchase agreements	0	0	0	10,115	13,855	7,617	10,115	13,855	7,617

Total traded products	17,378	19,263	25,829	275,772	267,278	270,799	286,968	280,521	290,219

Total credit risk exposure, gross	213,034	206,038	206,100	545,583	543,779	506,402	691,652	711,160	667,331

Loan valuation allowances and provisions	(3,098)	(3,480)	(4,092)	(2,831)	(3,053)	(3,817)	(5,932)	(6,532)	(7,911)

Total credit risk exposure, net	209,936	202,558	202,008	542,752	540,726	502,585	685,720	704,628	659,420

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform transactions of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services. Credit Suisse Financial Services/Credit Suisse First Boston reflect business unit amounts. Total consolidated Credit Suisse Group amounts include adjustments and Corporate Center.
2) Excluding loans held for sale, securities lending and reverse repurchase transactions.
3) Excluding forward reverse repurchase agreements. Prior periods restated.
4) Effective 1Q2003, loans held for sale are presented net of the related loan valuation allowances.
5) Positive replacement values considering netting agreements.

Total loan portfolio exposure and allowances and provisions for credit risk 1)
	Credit Suisse Financial Services			Credit Suisse First Boston			Credit Suisse Group

in CHF m	30.09.03	30.06.03	31.12.02	30.09.03	30.06.03	31.12.02	30.09.03	30.06.03	31.12.02

Non-performing loans	2,291	2,600	3,004	1,679	1,926	3,351	3,970	4,526	6,355
Non-interest earning loans	1,577	1,706	2,108	437	437	217	2,015	2,143	2,325

Total non-performing loans	3,868	4,306	5,112	2,116	2,363	3,568	5,985	6,669	8,680

Restructured loans	22	63	52	327	198	229	349	261	281
Potential problem loans	1,448	1,599	1,723	730	965	1,685	2,178	2,565	3,408

Total other impaired loans	1,470	1,662	1,775	1,057	1,163	1,914	2,527	2,826	3,689

Total impaired loans	5,338	5,968	6,887	3,173	3,526	5,482	8,512	9,495	12,369

Total due from banks and customers, gross	180,572	170,775	165,659	136,960	149,804	125,857	265,305	288,209	252,675

Valuation allowances	3,061	3,446	4,053	2,727	2,928	3,647	5,790	6,373	7,703
of which on principal	2,454	2,749	3,201	2,466	2,692	3,416	4,921	5,441	6,617
of which on interest	607	697	852	261	236	231	869	932	1,086

Total due from banks and customers, net	177,511	167,329	161,606	134,233	146,876	122,210	259,515	281,836	244,972

Provisions for contingent liabilities and irrevocable commitments	37	34	39	104	125	170	142	159	208

Total valuation allowances and provisions	3,098	3,480	4,092	2,831	3,053	3,817	5,932	6,532	7,911

Ratios
Valuation allowances as % of total non-performing loans	79.1%	80.0%	79.3%	128.9%	123.9%	102.2%	96.7%	95.6%	88.7%
Valuation allowances as % of total impaired loans	57.3%	57.7%	58.9%	85.9%	83.0%	66.5%	68.0%	67.1%	62.3%

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform transactions of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services. Credit Suisse Financial Services/Credit Suisse First Boston reflect business unit amounts. Total consolidated Credit Suisse Group amounts include adjustments and Corporate Center.

Roll forward of loan valuation allowance 1)
	Credit Suisse Financial Services			Credit Suisse First Boston			Credit Suisse Group

in CHF m	3Q2003	2Q2003	3Q2002	3Q2003	2Q2003	3Q2002	3Q2003	2Q2003	3Q2002

At beginning of period	3,446	3,776	4,618	2,928	3,115	3,244	6,373	6,891	7,862

Additions	213	129	212	141	139	611	353	268	821
Releases	(133)	(80)	(107)	(105)	(70)	(49)	(238)	(150)	(156)

Net additions charged to income statement	80	49	105	36	69	562	115	118	665

Gross write-offs	(438)	(408)	(747)	(239)	(373)	(362)	(676)	(778)	(1,110)
Recoveries	8	6	7	12	6	5	21	12	11

Net write-offs	(430)	(402)	(740)	(227)	(367)	(357)	(655)	(766)	(1,099)

Provisions for interest	1	13	21	31	13	30	31	27	52
Foreign currency translation impact and other	(36)	10	(3)	(41)	98	(103)	(74)	103	(102)

At end of period	3,061	3,446	4,001	2,727	2,928	3,376	5,790	6,373	7,378

1) Credit Suisse Financial Services/Credit Suisse First Boston reflect business unit amounts. Total consolidated Credit Suisse Group amounts include adjustments and Corporate Center.

Net credit-related valuation allowances and provisions 1)
	Credit Suisse Financial Services			Credit Suisse First Boston			Credit Suisse Group

in CHF m	3Q2003	2Q2003	3Q2002	3Q2003	2Q2003	3Q2002	3Q2003	2Q2003	3Q2002

Net additions to loan valuation allowance	80	49	105	36	69	562	115	118	665
Net additions to provisions for contingent liabilities and irrevocable commitments	6	(5)	1	(26)	(16)	172	(19)	(19)	153

Total net credit-related valuation allowances and provisions charged to income statement	86	44	106	10	53	734	96	99	818

1) Credit Suisse Financial Services/Credit Suisse First Boston reflect business unit amounts. Total consolidated Credit Suisse Group amounts include adjustments and Corporate Center.

REVIEW OF BUSINESS UNITS | CREDIT SUISSE FINANCIAL SERVICES

Credit Suisse Financial Services recorded a net profit of CHF 1.8 billion in the third quarter of 2003. This result includes an after-tax gain resulting from divestitures of Winterthur of CHF 1.3 billion, net of related provisions. Additionally, Credit Suisse Financial Services’ third quarter result includes the strengthening by CHF 383 million after tax of certain provisions related to its current and former international business portfolio. The banking segments improved their results for the third consecutive quarter, due mainly to slightly higher operating income and lower operating expenses. Assets under management remained stable at CHF 713.9 billion at the end of the third quarter of 2003, despite a negative impact from the Winterthur divestitures. Net new assets almost doubled to CHF 9.5 billion versus the previous quarter.

In the third quarter of 2003, Credit Suisse Financial Services reported a net profit of CHF 1.8 billion versus a net loss of CHF 1.2 billion in the corresponding period of the previous year. The third quarter 2003 result includes an after-tax gain of CHF 1.3 billion, net of related provisions, from the divestitures of Winterthur’s Republic operations in the US, its Churchill operations in the UK and Winterthur Italy . Additionally, Credit Suisse Financial Services’ third quarter result includes the strengthening by CHF 383 million after tax of certain provisions related to its current and former international business portfolio. In the first nine months of 2003, Credit Suisse Financial Services recorded a net profit of CHF 3.3 billion versus a net loss of CHF 891 million in the corresponding period of the previous year. The business unit’s result in the third quarter of 2003 was also affected by the business transfers discussed in “An overview of Credit Suisse Group – Business transfers” on page 7.

Winterthur’s capital base was strengthened during the third quarter of 2003 as a result of earnings generation and the above-mentioned divestitures. In isolation, these divestitures increased Winterthur’s EU Group solvency surplus capital by approximately CHF 3.5 billion, due to the combination of lowered required capital and higher available capital.

Assets under management for Credit Suisse Financial Services remained stable versus the end of the previous quarter and amounted to CHF 713.9 billion at the end of the third quarter of 2003, despite the CHF 13.7 billion negative impact of the Winterthur divestitures. Net new assets almost doubled in the third quarter of 2003 versus the previous quarter, amounting to CHF 9.5 billion for Credit Suisse Financial Services, with an especially strong contribution from Private Banking of CHF 8.4 billion.

As noted on page 5, the results of the Credit Suisse Financial Services business unit and its segments are discussed on an operating basis. For a reconciliation of operating basis business unit results to Swiss GAAP and a discussion of the material reconciling items, the purpose of the operating basis results and the reasons why management believes they provide useful information for investors, please refer to the “Reconciliation of operating results to Swiss GAAP” on pages 32 – 36.

Private Banking
In the third quarter of 2003, Private Banking reported a segment profit of CHF 519 million, an increase of 5% versus the previous quarter and 79% compared with the corresponding period of the previous year. Though the third quarter usually shows seasonal weakness, operating income increased 3%, to CHF 1.6 billion, versus the previous quarter. Compared with the third quarter of 2002, operating income rose 17%. Main drivers for this significant improvement since 2002 were higher commission and service fee income as a result of the higher average asset base and increased client activity.

Operating expenses in the third quarter of 2003 decreased by CHF 33 million, or 4%, to CHF 819 million quarter-on-quarter, and were down CHF 41 million, or 5%, compared with the corresponding period of 2002, in line with headcount development. In the third quarter of 2003, the cost/income ratio improved for the sixth consecutive quarter, decreasing 4.0 percentage points to 55.1%. The gross margin decreased to 125 bp in the third quarter of 2003, compared to 128 bp in the previous quarter, and increased 13 bp compared to 112 bp in the third quarter of 2002. The decrease in the third quarter of 2003 versus the previous quarter was mainly due to the higher average underlying asset base.

Net new assets more than doubled in the third quarter of 2003 to CHF 8.4 billion, compared to net inflows of CHF 3.8 billion in the second quarter of 2003. Assets under management were CHF 505.1 billion as of September 30, 2003, which reflects an increase of CHF 11.3 billion, or 2.3%, from June 30, 2003, and of CHF 39.4 billion, or 8.5%, versus December 31, 2002. Asian and European Private Banking again achieved good net new asset growth.

Corporate & Retail Banking
Corporate & Retail Banking reported a segment profit of CHF 169 million in the third quarter of 2003. The segment profit increased 8% versus the previous quarter and 54% compared with the corresponding period of the previous year. Operating income decreased slightly quarter-on-quarter, down 2% to CHF 789 million. This decrease is mainly due to lower other ordinary income that in the second quarter of 2003 contained realized gains from the recovery portfolio. Compared with the third quarter of 2002, Corporate & Retail Banking reported almost flat operating income. The net interest margin was 215 bp in the third quarter of 2003, corresponding to an increase of 3 bp from 212 bp in the previous quarter.

Operating expenses decreased CHF 20 million, or 4%, to CHF 483 million in the third quarter of 2003 versus the previous quarter, due mainly to lower personnel expenses in line with headcount development. Compared with the corresponding period of the previous year, operating expenses decreased CHF 56 million, or 10%, due to a reduction of both other operating expenses and personnel expenses.

In the third quarter of 2003, the cost/income ratio improved further to 64.4%, compared to 65.8% in the previous quarter and 72.8% in the third quarter of 2002. In the third quarter of 2003, the actual credit-related provisions recorded were CHF 24 million above the statistical valuation adjustments, but were CHF 20 million below the statistical valuation adjustments for the first nine months of 2003. The actual net credit-related valuation allowances and provisions in the third quarter of 2003 amounted to CHF 84 million and CHF 173 million for the first nine months of 2003. Impaired loans were further reduced by CHF 0.6 billion to CHF 5.0 billion in the third quarter of 2003 compared to June 30, 2003. The return on average allocated capital increased from 12.9% in the second quarter to 13.6% in the third quarter of 2003.

Net new assets of CHF 1.8 billion were recorded in the third quarter of 2003, compared to a net asset inflow of CHF 0.5 billion in the previous quarter. Assets under management were CHF 69.4 billion as of September 30, 2003, which reflects an increase of CHF 2.6 billion, or 3.9%, from June 30, 2003, and a decrease of 0.9 billion, or 1.3%, versus December 31, 2002.

Life & Pensions
In the first nine months of 2003, Life & Pensions reported a segment profit of CHF 354 million, representing a significant improvement from the loss of CHF 1.5 billion in the corresponding period of the previous year. In the third quarter of 2003, the segment profit amounted to CHF 126 million, including an after-tax gain of CHF 57 million from the divestiture of the Italian operations.

Life & Pensions reported a reduction in gross premiums written of 10%, or CHF 1.5 billion, to CHF 13.3 billion in the first nine months of 2003, compared with the same period of 2002. Adjusted for acquisitions, divestitures and exchange rate impacts, gross premiums written decreased 5%. The decline in reported gross premiums written in the first nine months of 2003 was primarily due to Life & Pensions’ ongoing selective underwriting policy and strong reported single premium growth during the first nine months of the previous year. Included in the gross premiums written for the first nine months of 2003 are premiums of the divested Winterthur Italy of CHF 692 million. Net new assets in the first nine months of 2003 amounted to CHF 2.0 billion.

In the first nine months of 2003, administration costs decreased 18%, or CHF 192 million, to CHF 862 million, compared with the corresponding period of the previous year. The expense ratio decreased 0.3 percentage points in the first nine months of 2003 to 10.6%, compared to 10.9% in the corresponding period of the previous year. Total expenses in the third quarter of 2003 were affected by additional amortization and write-downs of deferred acquisition costs of CHF 201 million, with a net impact of CHF 75 million on the segment result, recognized due to the lowered expectations for long-term investment returns.

Investment performance improved CHF 2.7 billion to CHF 3.8 billion in the first nine months of 2003, compared with the corresponding period of the previous year, primarily due to a significant decrease in equity impairments and realized losses. Reflecting the improved investment performance in the first nine months of 2003, the total return on invested assets amounted to 5.0%, compared to 1.5% in the corresponding period of 2002. Current income was 4.0% and realized gains/losses and other income/expenses were 1.0% in the first nine months of 2003.

Insurance
In the first nine months of 2003, Insurance reported a segment profit of CHF 1.2 billion compared to a segment loss of CHF 1.0 billion in the corresponding period of the previous year. The strong recovery of the Insurance segment in the first nine months of 2003 was mainly driven by divestiture-related gains and a significant improvement in investment performance, as well as an improvement in its underwriting result, due mainly to the implementation of tariff increases and a continued strict underwriting policy.

In the third quarter of 2003, the segment profit amounted to CHF 991 million, including an after-tax gain of CHF 1.3 billion, net of related provisions, from the divestiture of its US subsidiary Republic Financial Services, Churchill Insurance Group in the UK and Winterthur Italy. In addition, certain provisions of CHF 383 million after tax related to the current and former international business portfolio were recorded in the third quarter.

In the first nine months of 2003, Insurance’s net premiums earned increased CHF 205 million, or 2%, to CHF 11.9 billion compared with the corresponding period of the previous year. Adjusted for acquisitions, divestitures and exchange rate impacts, net premiums earned increased 8%, primarily due to tariff increases across all major markets. Included in the net premiums earned in the first nine months of 2003 are premiums of the three divested Winterthur operations of CHF 4.5 billion.

Insurance improved its net underwriting result before dividends to policyholders by CHF 218 million in the first nine months of 2003, reflecting a combined ratio improvement of 1.9 percentage points to 101.6% in the first nine months of 2003, compared to 103.5% in the first nine months of the previous year. This improvement resulted from a decrease in the claims ratio of 1.5 percentage points to 73.2% in the first nine months of 2003 versus the corresponding period of the previous year, mainly reflecting benefits from improved pricing and continued streamlining of the business portfolio. The reported combined ratio of 103.6% in the third quarter of 2003 includes CHF 117 million of certain provisions related to the current and former international business portfolio, which corresponds to 3.1 percentage points in the combined ratio.

Administration costs decreased 8%, or CHF 123 million, to CHF 1.4 billion in the first nine months of 2003 compared with the corresponding period of the previous year, despite premium growth, reflecting continued progress in ongoing efficiency initiatives. Compared with the corresponding period of the previous year, the expense ratio improved 0.4% to 28.4% in the first nine months of 2003, with a reduction in administration costs offset by higher policy acquisition costs.

In the first nine months of 2003, Insurance reported net investment income of CHF 952 million versus a net investment loss of CHF 69 million in the corresponding period of the previous year, primarily due to a significant decrease in equity impairments and realized losses. Reflecting the improved investment performance in the first nine months of 2003, the total return on invested assets amounted to 3.8%, compared to –0.3% in the corresponding period of 2002. Current income was 3.9% and realized gains/losses and other income/expenses were –0.1% in the first nine months of 2003.

Credit Suisse Financial Services business unit income statement – operating 1)
				Change	Change				Change
				in % from	in % from				in % from
						9 months

in CHF m	3Q2003	2Q2003	3Q2002	2Q2003	3Q2002	2003	2002		2002

Operating income 2)	4,548	3,544	2,364	28	92	11,594	8,586		35

Personnel expenses	1,385	1,434	1,486	(3)	(7)	4,232	4,500		(6)
Other operating expenses	732	744	884	(2)	(17)	2,292	2,691		(15)

Operating expenses	2,117	2,178	2,370	(3)	(11)	6,524	7,191		(9)

Gross operating profit	2,431	1,366	(6)	78	–	5,070	1,395		263

Depreciation of non-current assets	177	156	143	13	24	503	482		4
Amortization of Present Value of Future Profits (PVFP)	102	38	119	168	(14)	192	205		(6)
Valuation adjustments, provisions and losses	90	90	91	0	(1)	261	285		(8)

Net operating profit/(loss) before extraordinary items, acquisition-related costs, exceptional items and taxes	2,062	1,082	(359)	91	–	4,114	423		–

Extraordinary income/(expenses), net	3	8	6	(63)	(50)	18	24		(25)
Taxes 3) 4)	(260)	(223)	(689)	17	(62)	(742)	(1,192)		(38)

Net operating profit/(loss) before acquisition-related costs, exceptional items and minority interests	1,805	867	(1,042)	108	–	3,390	(745)		–

Amortization of acquired intangible assets and goodwill	(25)	(27)	(27)	(7)	(7)	(77)	(102)		(25)
Exceptional items	0	0	(119)	–	(100)	0	(119)		(100)
Tax impact	1	0	1	–	0	2	2		0

Business unit result before minority interests	1,781	840	(1,187)	112	–	3,315	(964)		–

Minority interests	8	(10)	17	–	(53)	(10)	100		–

Business unit result 5)	1,789	830	(1,170)	116	–	3,305	(864)		–

Increased/(decreased) credit-related valuation adjustments, net of tax 6)	11	(21)	24	–	(54)	(28)	27		–

Net profit/(loss)	1,778	851	(1,194)	109	–	3,333	(891)		–

Reconciliation to net operating profit/(loss)
Business unit result	1,789	830	(1,170)	116	–	3,305	(864)		–
Amortization of acquired intangible assets and goodwill, net of tax	24	27	26	(11)	(8)	75	80	7)	(6)
Exceptional items, net of tax	0	0	119	–	(100)	0	119		(100)

Net operating profit/(loss)	1,813	857	(1,025)	112	–	3,380	(665)		–

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform transactions of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services and the transfer of Credit Suisse First Boston's Private Client Services UK business from CSFB Financial Services to Private Banking. The operating basis business unit results reflect the results of the separate segments comprising the business unit. Certain acquisition-related costs, including amortization of acquired intangible assets and goodwill, and exceptional items, not allocated to the segments are included in the business unit results. Certain other items, including credit-related valuation adjustments resulting from the difference between the statistical and actual credit provisions and gains/losses from sales of investments within the insurance business are presented in the operating basis business unit results based on the Group’s segment reporting principles. For a reconciliation and a discussion of the material reconciling items, please refer to “Reconciliation of operating results to Swiss GAAP”.
2) For the purpose of the consolidated financial statements, operating income for the insurance business is defined as net premiums earned, less claims incurred and change in technical provisions and expenses for processing claims, less commissions, plus net investment income from the insurance business.
3) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would have resulted in taxes for 3Q2002 and for the 9 months 2002 of CHF –590 m and CHF –875 m, respectively.
4) Excluding tax impact on amortization of acquired intangible assets and goodwill.
5) Represents net profit/(loss) excluding credit-related valuation adjustments resulting from the difference between the statistical and actual credit provisions, net of tax.
6) Increased/(decreased) credit-related valuation adjustments before tax of CHF 14 m, CHF –27 m, CHF 31 m, CHF –37 m and CHF 35 m for 3Q2003, 2Q2003, 3Q2002, 9 months 2003 and 9 months 2002, respectively.
7) Excluding a CHF 20 m write-off relating to a participation.

Credit Suisse Financial Services business unit key information 1)
				9 months

	3Q2003	2Q2003	3Q2002	2003	2002

Cost/income ratio 2)	70.7%	66.9%	110.0%	68.8%	92.3%
Cost/income ratio – operating 3) 4)	50.4%	65.9%	106.3%	60.6%	89.4%
Cost/income ratio – operating, banking 3)	58.2%	61.4%	70.9%	61.5%	64.6%

Return on average allocated capital 2)	49.2%	25.8%	(39.4%)	32.9%	(10.6%)
Return on average allocated capital – operating 3)	50.2%	26.0%	(33.9%)	33.3%	(8.2%)
Average allocated capital in CHF m	14,392	13,326	12,286	13,566	12,432

Growth in assets under management	0.5%	7.0%	(3.8%)	5.4%	(8.3%)
of which net new assets	1.3%	0.7%	0.2%	2.2%	2.6%
of which market movement and structural effects	1.1%	6.3%	(4.1%)	5.3%	(10.6%)
of which acquisitions/(divestitures)	(1.9%)	(0.1%)	0.1%	(2.1%)	(0.3%)
of which discretionary	(1.3%)	2.6%	(0.6%)	0.8%	(1.3%)

			30.09.03	30.06.03	31.12.02

Assets under management in CHF bn			713.9	710.2	677.5

Number of employees (full-time equivalents)			41,834	53,069	54,378

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform transactions of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services and the transfer of Credit Suisse First Boston's Private Client Services UK business from CSFB Financial Services to Private Banking.
2) Based on the business unit results on a Swiss GAAP basis.
3) Based on the operating basis business unit results, which exclude certain acquisition-related costs and exceptional items not allocated to the segments and reflect certain reclassifications discussed in the “Reconciliation of operating results to Swiss GAAP”.
4) Excluding amortization of PVFP from the insurance business within Credit Suisse Financial Services.

Overview of business unit Credit Suisse Financial Services – operating 1)
					Credit
		Corporate			Suisse
	Private	& Retail	Life &		Financial
3Q2003, in CHF m	Banking	Banking	Pensions	Insurance	Services

Operating income 2)	1,571	789	599	1,589	4,548

Personnel expenses	560	302	182	341	1,385
Other operating expenses	259	181	106	186	732

Operating expenses	819	483	288	527	2,117

Gross operating profit	752	306	311	1,062	2,431

Depreciation of non-current assets	47	25	60	45	177
Amortization of Present Value of Future Profits (PVFP)	–	–	101	1	102
Valuation adjustments, provisions and losses	25	65	–	–	90

Net operating profit before extraordinary items, acquisition-related costs and taxes	680	216	150	1,016	2,062

Extraordinary income/(expenses), net	3	0	0	0	3
Taxes 3)	(164)	(47)	(24)	(25)	(260)

Net operating profit before acquisition-related costs and minority interests	519	169	126	991	1,805

Amortization of acquired intangible assets and goodwill					(25)
Tax impact					1

Business unit result before minority interests					1,781

Minority interests					8

Business unit result 4)					1,789

Other data:
Average allocated capital 5)	2,769	4,975	6,649		14,392

1) The operating basis business unit results reflect the results of the separate segments comprising the business unit. Certain acquisition-related costs, including amortization of acquired intangible assets and goodwill, not allocated to the segments are included in the business unit results. Certain other items, including credit-related valuation adjustments resulting from the difference between the statistical and actual credit provisions and gains/losses from sales of investments within the insurance business are presented in the operating basis business unit results based on the Group’s segment reporting principles. For a reconciliation and a discussion of the material reconciling items, please refer to “Reconciliation of operating results to Swiss GAAP”.
2) Operating income for the insurance business is defined as net premiums earned, less claims incurred and change in technical provisions and expenses for processing claims, less commissions, plus net investment income from the insurance business. Gains or losses related to divestitures and sales of investments within the insurance business are recorded as operating income at the business unit level and reclassified to extraordinary income/(expenses) in the consolidated financial statements in accordance with Swiss GAAP.
3) Excluding tax impact on amortization of acquired intangible assets and goodwill.
4) Represents net profit excluding credit-related valuation adjustments resulting from the difference between the statistical and actual credit provisions.
5) Amount relating to Life & Pensions and Insurance segments represents the average shareholders' equity of “Winterthur” Swiss Insurance Company.

Private Banking income statement 1)
				Change	Change			Change
				in % from	in % from			in % from
						9 months

in CHF m	3Q2003	2Q2003	3Q2002	2Q2003	3Q2002	2003	2002	2002

Net interest income	334	365	326	(8)	2	1,025	1,039	(1)
Net commission and service fee income	1,038	986	934	5	11	2,932	3,203	(8)
Net trading income	188	159	72	18	161	503	416	21
Other ordinary income	11	9	14	22	(21)	29	47	(38)

Operating income	1,571	1,519	1,346	3	17	4,489	4,705	(5)

Personnel expenses	560	577	543	(3)	3	1,681	1,730	(3)
Other operating expenses	259	275	317	(6)	(18)	820	981	(16)

Operating expenses	819	852	860	(4)	(5)	2,501	2,711	(8)

Gross operating profit	752	667	486	13	55	1,988	1,994	(0)

Depreciation of non-current assets	47	46	79	2	(41)	150	182	(18)
Valuation adjustments, provisions and losses 2)	25	19	17	32	47	48	51	(6)

Net operating profit before extraordinary items, exceptional items and taxes	680	602	390	13	74	1,790	1,761	2

Extraordinary income/(expenses), net	3	7	2	(57)	50	17	21	(19)
Taxes 3)	(164)	(117)	(102)	40	61	(401)	(400)	0

Net operating profit before exceptional items and minority interests (segment result)	519	492	290	5	79	1,406	1,382	2

Other data:
Increased/(decreased) credit-related valuation adjustments 2)	(10)	(7)	17	43	–	(17)	10	–

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform transactions of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services and the transfer of Credit Suisse First Boston's Private Client Services UK business from CSFB Financial Services to Private Banking. Certain acquisition-related costs, including amortization of acquired intangible assets and goodwill, and exceptional items not allocated to the segments are included in the business unit results.
2) Increased/(decreased) credit-related valuation adjustments resulting from the difference between the statistical and actual credit provisions.
3) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would have resulted in taxes for 3Q2002 and for the 9 months 2002 of CHF –123 m and CHF –398 m, respectively.

Private Banking balance sheet information 1)
				Change	Change
				in % from	in % from
in CHF m	30.09.03	30.06.03	31.12.02	30.06.03	31.12.02

Total assets	183,698	175,451	171,126	5	7

Due from customers	32,548	31,958	36,164	2	(10)
Mortgages	25,695	24,527	22,935	5	12

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform transactions of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services and the transfer of Credit Suisse First Boston's Private Client Services UK business from CSFB Financial Services to Private Banking.

Private Banking key information 1)
				9 months

	3Q2003	2Q2003	3Q2002	2003	2002

Cost/income ratio 2)	55.1%	59.1%	69.8%	59.1%	61.5%

Average allocated capital in CHF m	2,769	2,671	2,536	2,657	2,507

Pre-tax margin 2)	43.5%	40.1%	29.1%	40.3%	37.9%

Fee income/operating income	66.1%	64.9%	69.4%	65.3%	68.1%

Net new assets in CHF bn	8.4	3.8	3.4	13.7	18.2

Growth in assets under management	2.3%	8.1%	(4.4%)	8.5%	(9.3%)
of which net new assets	1.7%	0.8%	0.7%	2.9%	3.5%
of which market movement and structural effects	0.6%	7.2%	(5.1%)	5.5%	(12.8%)

Gross margin 3)	124.8 bp	127.9 bp	111.8 bp	124.8 bp	123.7 bp
of which asset-driven	78.6 bp	81.5 bp	79.7 bp	80.2 bp	82.0 bp
of which transaction-driven	42.2 bp	42.3 bp	27.5 bp	40.5 bp	37.0 bp
of which other	4.0 bp	4.1 bp	4.6 bp	4.1 bp	4.7 bp
Net margin 4)	41.2 bp	41.4 bp	24.1 bp	39.1 bp	36.3 bp

			30.09.03	30.06.03	31.12.02

Assets under management in CHF bn			505.1	493.8	465.7

Number of employees (full-time equivalents)			12,032	12,318	12,967

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform transactions of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services and the transfer of Credit Suisse First Boston's Private Client Services UK business from CSFB Financial Services to Private Banking.
2) Based on the segment results, which exclude certain acquisition-related costs and exceptional items not allocated to the segment.
3) Operating income/average assets under management.
4) Net operating profit before exceptional items and minority interests (segment result)/average assets under management.

Corporate & Retail Banking income statement 1)
				Change	Change			Change
				in % from	in % from			in % from
						9 months

in CHF m	3Q2003	2Q2003	3Q2002	2Q2003	3Q2002	2003	2002	2002

Net interest income	530	519	538	2	(1)	1,556	1,615	(4)
Net commission and service fee income	165	158	177	4	(7)	485	547	(11)
Net trading income	73	80	69	(9)	6	224	212	6
Other ordinary income	21	46	0	(54)	–	81	38	113

Operating income	789	803	784	(2)	1	2,346	2,412	(3)

Personnel expenses	302	322	313	(6)	(4)	939	943	(0)
Other operating expenses	181	181	226	0	(20)	542	684	(21)

Operating expenses	483	503	539	(4)	(10)	1,481	1,627	(9)

Gross operating profit	306	300	245	2	25	865	785	10

Depreciation of non-current assets	25	25	32	0	(22)	74	78	(5)
Valuation adjustments, provisions and losses 2)	65	71	74	(8)	(12)	213	234	(9)

Net operating profit before extraordinary items and taxes	216	204	139	6	55	578	473	22

Extraordinary income/(expenses), net	0	1	4	(100)	(100)	1	3	(67)
Taxes 3)	(47)	(49)	(33)	(4)	42	(134)	(112)	20

Net operating profit before minority interests (segment result)	169	156	110	8	54	445	364	22

Other data:
Increased/(decreased) credit-related valuation adjustments 2)	24	(20)	14	–	71	(20)	25	–

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform transactions of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services. Certain acquisition-related costs, including amortization of acquired intangible assets and goodwill, not allocated to the segments are included in the business unit results.
2) Increased/(decreased) credit-related valuation adjustments resulting from the difference between the statistical and actual credit provisions.
3) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would not have had an impact on the taxes reported for 3Q2002 and for the 9 months 2002.

Corporate & Retail Banking balance sheet information 1)
				Change	Change
				in % from	in % from
in CHF m	30.09.03	30.06.03	31.12.02	30.06.03	31.12.02

Total assets	96,425	97,557	94,757	(1)	2

Due from customers	25,318	26,943	28,048	(6)	(10)
Mortgages	59,467	58,616	57,165	1	4

Due to customers in savings and investment deposits	28,080	27,848	27,081	1	4
Due to customers, other	28,728	28,228	27,611	2	4

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform transactions of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services.

Corporate & Retail Banking key information 1)
				9 months

	3Q2003	2Q2003	3Q2002	2003	2002

Cost/income ratio 2)	64.4%	65.8%	72.8%	66.3%	70.7%

Return on average allocated capital 2)	13.6%	12.9%	8.7%	12.2%	9.5%
Average allocated capital in CHF m	4,975	4,828	5,080	4,859	5,103

Pre-tax margin 2)	27.4%	25.5%	18.2%	24.7%	19.7%

Personnel expenses/operating income	38.3%	40.1%	39.9%	40.0%	39.1%

Net interest margin	215 bp	212 bp	223 bp	213 bp	214 bp

Loan growth	(0.9%)	(0.5%)	(0.6%)	(0.5%)	0.6%

Net new assets in CHF bn	1.8	0.5	(2.3)	(1.1)	(3.4)

			30.09.03	30.06.03	31.12.02

Deposit/loan ratio			67.0%	65.5%	64.2%

Assets under management in CHF bn			69.4	66.8	70.3

Number of employees (full-time equivalents)			8,690	8,899	9,281

Number of branches			220	221	223

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform transactions of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services.
2) Based on the segment results, which exclude certain acquisition-related costs not allocated to the segment.

Life & Pensions income statement 1)
				Change	Change			Change
				in % from	in % from			in % from
						9 months

in CHF m	3Q2003	2Q2003	3Q2002	2Q2003	3Q2002	2003	2002	2002

Gross premiums written	3,312	3,466	4,543	(4)	(27)	13,277	14,801	(10)
Reinsurance ceded	(33)	(13)	171	154	–	(69)	(26)	165

Net premiums written	3,279	3,453	4,714	(5)	(30)	13,208	14,775	(11)

Change in provision for unearned premiums	2	0	8	–	(75)	(8)	(33)	(76)

Net premiums earned	3,281	3,453	4,722	(5)	(31)	13,200	14,742	(10)

Death and other benefits incurred	(3,791)	(2,870)	(2,672)	32	42	(10,761)	(9,319)	15
Change in provision for future policyholder benefits (technical)	243	(1,098)	(2,506)	–	–	(3,726)	(6,866)	(46)
Change in provision for future policyholder benefits (separate account) 2)	(435)	(916)	1,104	(53)	–	(1,140)	1,650	–
Dividends to policyholders incurred	(169)	(202)	207	(16)	–	(395)	1,020	–
Policy acquisition costs (including change in DAC/PVFP)	(305)	(120)	(358)	154	(15)	(545)	(556)	(2)
Administration costs	(263)	(277)	(333)	(5)	(21)	(862)	(1,054)	(18)
Investment income general account	1,304	1,296	309	1	322	3,821	1,105	246
Investment income separate account 2)	435	916	(1,104)	(53)	–	1,140	(1,650)	–
Interest received and paid	(28)	(14)	(30)	100	(7)	(61)	(53)	15
Interest on bonuses credited to policyholders	(32)	(53)	(29)	(40)	10	(118)	(105)	12
Other income/(expenses), net	(90)	25	5	–	–	(78)	98	–

Net operating profit/(loss) before taxes	150	140	(685)	7	–	475	(988)	–

Taxes 3)	(24)	(23)	(396)	4	(94)	(121)	(505)	(76)

Net operating profit/(loss) before minority interests (segment result)	126	117	(1,081)	8	–	354	(1,493)	–

1) The presentation of segment results differs from the presentation of the Group's consolidated results as it reflects the way the insurance business is managed, which is in line with peers in the insurance industry. Certain acquisition-related costs, including amortization of acquired intangible assets and goodwill, not allocated to the segments are included in the business unit results.
2) This represents the market impact for separate account (or unit-linked) business, where the investment risk is borne by the policyholder.
3) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would have resulted in taxes for 3Q2002 and for the 9 months 2002 of CHF –302 m and CHF –247 m, respectively.

Life & Pensions key information
				9 months

	3Q2003	2Q2003	3Q2002	2003	2002

Expense ratio 1)	17.1%	11.5%	15.2%	10.6%	10.9%

Growth in gross premiums written	(27.1%)	(0.9%)	44.8%	(10.3%)	18.3%

Return on invested assets (excluding separate account business)
Current income	4.0%	4.2%	3.6%	4.0%	4.0%
Realized gains/losses and other income/expenses	1.0%	0.9%	(2.4%)	1.0%	(2.5%)
Total return on invested assets 2)	5.0%	5.1%	1.2%	5.0%	1.5%

Net new assets in CHF bn 3)	(0.7)	0.5	0.4	2.0	4.7

Total sales in CHF m 4)	3,883	4,164	5,240	15,419	17,507

			30.09.03	30.06.03	31.12.02

Assets under management in CHF bn 5)			112.3	117.0	110.8

Technical provisions in CHF m			107,437	113,059	105,939

Number of employees (full-time equivalents)			7,392	7,519	7,815

1) Operating expenses (i.e. policy acquisition costs and administration costs)/gross premiums written. Previous periods restated to reflect change in calculation.
2) Total return on invested assets includes depreciation on real estate and investment expenses as well as investment income and realized gains and losses.
3) Based on change in technical provisions for traditional business, adjusted for technical interests, net inflow of separate account business and change in off-balance sheet business such as funds.
4) Includes gross premiums written and off-balance sheet sales.
5) Based on savings-related provisions for policyholders plus off-balance sheet assets.

Insurance income statement 1)
				Change	Change			Change
				in % from	in % from			in % from
						9 months

in CHF m	3Q2003	2Q2003	3Q2002	2Q2003	3Q2002	2003	2002	2002

Gross premiums written	3,385	4,037	3,755	(16)	(10)	14,257	14,545	(2)
Reinsurance ceded	(236)	(236)	(232)	0	2	(899)	(851)	6

Net premiums written	3,149	3,801	3,523	(17)	(11)	13,358	13,694	(2)

Change in provision for unearned premiums and in provision for future policy benefits (health)	663	285	414	133	60	(1,482)	(2,023)	(27)

Net premiums earned	3,812	4,086	3,937	(7)	(3)	11,876	11,671	2

Claims and annuities incurred, net	(2,918)	(2,945)	(2,920)	(1)	0	(8,689)	(8,715)	0
Dividends to policyholders incurred, net	(95)	(77)	(53)	23	79	(217)	(3)	–
Policy acquisition costs (including change in DAC/PVFP)	(582)	(726)	(630)	(20)	(8)	(2,018)	(1,882)	7
Administration costs	(450)	(433)	(496)	4	(9)	(1,355)	(1,478)	(8)

Underwriting result, net	(233)	(95)	(162)	145	44	(403)	(407)	(1)

Net investment income	348	315	110	10	216	952	(69)	–
Interest received and paid	(28)	(27)	(36)	4	(22)	(102)	(67)	52
Other income/(expenses), net	929	(57)	(115)	–	–	824	(280)	–

Net operating profit/(loss) before taxes	1,016	136	(203)	–	–	1,271	(823)	–

Taxes 2)	(25)	(34)	(158)	(26)	(84)	(86)	(175)	(51)

Net operating profit/(loss) before minority interests (segment result)	991	102	(361)	–	–	1,185	(998)	–

1) The presentation of segment results differs from the presentation of the Group's consolidated results as it reflects the way the insurance business is managed, which is in line with peers in the insurance industry. Certain acquisition-related costs, including amortization of acquired intangible assets and goodwill, not allocated to the segments are included in the business unit results.
2) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would have resulted in taxes for 3Q2002 and for the 9 months 2002 of CHF –132 m and CHF –118 m, respectively.

Insurance key information
				9 months

	3Q2003	2Q2003	3Q2002	2003	2002

Combined ratio (excluding dividends to policyholders)	103.6%	100.5%	102.8%	101.6%	103.5%

Claims ratio 1)	76.5%	72.1%	74.2%	73.2%	74.7%

Expense ratio 2)	27.1%	28.4%	28.6%	28.4%	28.8%

Return on invested assets
Current income	3.8%	4.1%	4.1%	3.9%	4.3%
Realized gains/losses and other income/expenses	0.1%	(0.1%)	(2.5%)	(0.1%)	(4.6%)
Total return on invested assets 3)	3.9%	4.0%	1.6%	3.8%	(0.3%)

			30.09.03	30.06.03	31.12.02

Assets under management in CHF bn			27.1	32.6	30.7

Technical provisions in CHF m			22,764	32,308	28,745

Number of employees (full-time equivalents)			13,720	24,333	24,315

1) Claims and annuities incurred, net/net premiums earned.
2) Operating expenses (i.e. policy acquisition costs and administration costs)/net premiums earned.
3) Total return on invested assets includes depreciation on real estate and investment expenses as well as investment income and realized gains and losses.

REVIEW OF BUSINESS UNITS | CREDIT SUISSE FIRST BOSTON

Credit Suisse First Boston reported a net profit of USD 224 million (CHF 308 million) in the third quarter of 2003, down 21% compared with the second quarter of 2003. Institutional Securities’ segment profit declined primarily on lower Fixed Income results partially offset by lower expenses. CSFB Financial Services’ segment profit declined compared with the previous quarter. Credit Suisse First Boston’s assets under management totaled USD 366.8 billion (CHF 485.3 billion) as of September 30, 2003.

Credit Suisse First Boston’s net operating profit in the third quarter of 2003, which is net profit excluding the amortization of goodwill and acquired intangible assets, net of tax, decreased to USD 358 million (CHF 491 million) from USD 412 million (CHF 548 million) in the second quarter of 2003, and increased compared to a net loss of USD 250 million (CHF 415 million) in the third quarter of 2002. For the first nine months of 2003, net operating profit was USD 1.0 billion (CHF 1.4 billion).

As announced previously, in the third quarter Credit Suisse First Boston introduced a three-year vesting period for future stock awards in line with its long-term service and retention strategy and industry practice in investment banking. Accordingly, future stock awards will be expensed over a three-year period beginning in 2004. The net pre-tax impact of this change in the third quarter was USD 90 million (CHF 122 million), and USD 65 million (CHF 88 million) after tax. The reversal of the pre-tax accrual for the first six months of 2003 of USD 173 million (CHF 234 million) was partially offset by an incremental incentive compensation accrual to achieve full year compensation objectives. This resulted in a ratio of personnel expenses to operating income, calculated on an operating basis, of 48.5% in the third quarter. The business unit review below includes the effects of this change in the expensing of stock awards .

Operating income in the third quarter of 2003 decreased 22% to USD 2.4 billion (CHF 3.4 billion) compared with the second quarter of 2003, as conservative risk positioning in light of US interest rate volatility reduced fixed income trading results and resulted in lower Value-at-Risk. Operating income from the Equity and the Investment Banking divisions also declined quarter-on-quarter by 8% and 11%, respectively. Compared with the third quarter of 2002, operating income decreased 6% in the third quarter of 2003, due to declines in the Fixed Income division and the sale of Pershing, partially offset by better performance in the legacy portfolio within the “Other” division.

Cost control continued to be a key goal for Credit Suisse First Boston during the third quarter of 2003. Operating expenses of USD 1.8 billion (CHF 2.5 billion) for the third quarter of 2003 decreased 21% compared with the previous quarter. Personnel expenses decreased 28% to USD 1.2 billion (CHF 1.6 billion) in the third quarter of 2003, compared to USD 1.6 billion (CHF 2.2 billion) in the second quarter of 2003, due primarily to lower incentive compensation accruals in line with lower revenue and the change in the vesting period of stock awards. In the third quarter of 2003, other operating expenses were 4% less than the second quarter of 2003.

Compared with the third quarter of 2002, third quarter 2003 operating expenses declined 15%, reflecting a 14% decline in personnel expenses, due to the implementation of the new vesting arrangements for future stock awards, lower incentive compensation accruals in line with lower operating income and reduced headcount. The 17% decline in other operating expenses was principally a result of ongoing cost containment efforts.

Valuation adjustments, provisions and losses of USD 80 million (CHF 111 million) increased 63% in the third quarter of 2003 compared with the second quarter of 2003 and included net credit-related valuation allowances and provisions of USD 7 million (CHF 10 million). Non-performing loans decreased 8% to USD 1.6 billion (CHF 2.1 billion) from June 30, 2003, and the ratio of valuation allowances to non-performing loans increased modestly to 129% during the third quarter of 2003. Compared with the third quarter of 2002, valuation adjustments, provisions and losses declined 86% on substantially lower credit provisions.

The decline of USD 81 million (CHF 105 million) in the amortization of retention payments from the second quarter of 2003 reflected the substantial completion of the DLJ retention award plan in June 2003.

The favorable resolution of certain outstanding tax matters resulted in a 16% effective income tax rate in the third quarter of 2003 compared to 27% in the second quarter of 2003.

On September 1, 2003, Credit Suisse First Boston transferred its securities and treasury execution platform in Switzerland to Credit Suisse Financial Services . It also transferred its Private Client Services UK business from CSFB Financial Services to Private Banking. The results for all periods presented have been restated to reflect these transfers and are discussed in “An overview of Credit Suisse Group – Business transfers” on page 7.

As noted on page 5, the results of the Credit Suisse First Boston business unit and its segments are discussed on an operating basis. For a reconciliation of operating basis business unit results to Swiss GAAP and a discussion of the material reconciling items, the purpose of the operating basis results and the reasons why management believes they provide useful information for investors, please refer to “Reconciliation of operating results to Swiss GAAP” on pages 32 – 36.

Institutional Securities
Institutional Securities reported a segment profit of USD 348 million (CHF 480 million) for the third quarter of 2003 compared to USD 453 million (CHF 604 million) in the second quarter of 2003 and a segment loss of USD 180 million (CHF 310 million) in the third quarter of 2002.

Operating income decreased 24% to USD 2.1 billion (CHF 3.0 billion) in the third quarter of 2003, compared with the second quarter of 2003 as a result of conservative risk positioning in the Fixed Income division and declines in the Equity and Investment Banking divisions. Third quarter 2003 operating expenses decreased 24% compared with the second quarter of 2003, largely due to lower compensation accruals and continued focus on cost control. Third quarter 2003 operating income was comparable with the third quarter of 2002, reflecting a significant reduction in legacy portfolio write-downs, largely offset by a decline in the Fixed Income division primarily due to a less favorable US interest rate environment. Operating expenses in the third quarter of 2003 decreased 10% compared with the third quarter of 2002, due to a decline in personnel expenses consistent with the trends explained for Credit Suisse First Boston overall. Third quarter 2003 valuation adjustments, provisions and losses of USD 80 million (CHF 111 million) were 43% higher than the second quarter of 2003, despite a decline in credit provisions that were principally due to loan repayments and loan sales, mainly reflecting markedly improved credit conditions.

Fixed Income ’s third quarter 2003 operating income of USD 819 million (CHF 1.1 billion) decreased 41% compared with the second quarter of 2003. Operating income was lower across most Fixed Income business lines. Structured products, most significantly residential mortgages, and the interest rate businesses were adversely impacted by lower volume, seasonal influences and conservative risk positioning in light of US interest rate volatility, resulting in reduced Value-at-Risk. Additionally, the level of securitizations declined compared with the robust second quarter of 2003. High yield operating income remained strong, although it was lower than the record-setting second quarter of 2003. Compared with the third quarter of 2002, operating income in the third quarter of 2003 decreased 26%, primarily due to declines in the interest rate and structured product businesses, offset in part by stronger high yield and credit trading results. Credit Suisse First Boston’s research strength was again recognized by a #2 ranking in Institutional Investor “All-America Fixed Income Research Team” survey and a top ranking for leveraged finance research as published in September 2003 .

The Equity division ’s third quarter 2003 operating income declined 8% to USD 675 million (CHF 931 million) compared with the second quarter of 2003. While operating income from the cash trading activity increased in all regions compared with the second quarter of 2003, operating income generated from derivatives activities, particularly related to convertible securities, was lower than the results recorded in the second quarter of 2003. Operating income in the third quarter of 2003 was comparable to the third quarter of 2002, with declines in index, options and structured products largely offset by an improvement in the convertible securities business.

Investment Banking ’s third quarter 2003 operating income, which includes private equity, decreased 11% to USD 572 million (CHF 790 million) compared with the second quarter of 2003. High yield and equity new issuance activity, particularly convertible securities, and private equity gains decreased in the third quarter of 2003 compared with the second quarter of 2003. Credit Suisse First Boston’s mergers and acquisition fee income increased, while the industry’s globally completed deals remained flat, based on US dollar volume, in the third quarter of 2003 compared with the second quarter of 2003. Investment Banking’s operating income in the third quarter of 2003 was comparable to last year’s third quarter. The third quarter of 2003 included improved syndicated finance and high yield new issuance results. Credit Suisse First Boston continued to be ranked first in underwriting global high yield new issuances in the third quarter of 2003.

The Other division reported third quarter 2003 operating income of USD 69 million (CHF 95 million), compared to operating income of USD 57 million (CHF 77 million) in the second quarter of 2003 and an operating loss of USD 240 million (CHF 377 million) in the third quarter of 2002. These increases in operating income were principally related to gains on sales of several legacy investments. All non-continuing legacy businesses produced operating income of USD 73 million (CHF 99 million) in the third quarter of 2003, compared to operating losses of USD 10 million (CHF 12 million) and USD 346 million (CHF 536 million) in the second quarter of 2003 and third quarter of 2002, respectively. Credit Suisse First Boston continues to reduce its net exposure of non-continuing legacy investments, totaling USD 2.4 billion (CHF 3.2 billion), including unfunded commitments on the real estate portfolio, as of September 30, 2003, down USD 60 million (CHF 154 million) from June 30, 2003.

CSFB Financial Services
CSFB Financial Services reported a segment profit of USD 34 million (CHF 46 million) for the third quarter of 2003, a decrease of 15% from the second quarter of 2003, predominantly due to an increase in personnel expenses. Compared with the third quarter of 2002, the segment profit decreased 11%. Operating income for the third quarter of 2003 was USD 287 million (CHF 395 million), up 3% compared with the second quarter of 2003 and down 40% compared with the third quarter of 2002. Operating expenses increased 4% compared with the second quarter of 2003 and decreased 40% compared with the third quarter of 2002. Excluding Pershing, operating income increased 6% compared with the third quarter of 2002, mainly as a result of higher Credit Suisse Asset Management results. Excluding Pershing, operating expenses increased 7% compared with the third quarter of 2002. Pershing’s third quarter 2002 operating income and operating expenses were USD 210 million (CHF 312 million) and USD 173 million (CHF 258 million), respectively. Pershing’s operating income for the first nine months of 2003 and 2002 was USD 15 million (CHF 21 million) and USD 650 million (CHF 1.0 billion), respectively, and operating expenses for the first nine months of 2002 were USD 506 million (CHF 805 million).

Credit Suisse Asset Management ’s operating income in the third quarter of 2003 was comparable with the second quarter of 2003. Total assets under management as of September 30, 2003 increased 0.4% compared with June 30, 2003, to USD 312.7 billion (CHF 413.7 billion), reflecting a USD 4.0 billion (CHF 5.5 billion) net outflow of assets, primarily related to institutional clients, offset by improved market performance and a favorable foreign exchange impact when expressed in US dollars. Compared with the third quarter of 2002, operating income increased 7%.

Private Client Services ’ operating income for the third quarter of 2003 increased 9% compared with the second quarter of 2003. Assets under management as of September 30, 2003 increased 2.9% to USD 49.2 billion (CHF 65.1 billion) compared to June 30, 2003, despite a USD 1.1 billion (CHF 1.5 billion) net outflow of assets. Compared with the third quarter of 2002, operating income decreased 7% in the third quarter of 2003, mainly reflecting declines in customer debit balances and reduced trading activity.

Credit Suisse First Boston business unit income statement – operating 1)
				Change	Change			Change
				in % from	in % from			in % from
						9 months

in USD m	3Q2003	2Q2003	3Q2002	2Q2003	3Q2002	2003	2002	2002

Operating income	2,422	3,103	2,588	(22)	(6)	8,363	9,233	(9)

Personnel expenses	1,173	1,619	1,369	(28)	(14)	4,272	5,044	(15)
Other operating expenses	619	647	745	(4)	(17)	1,895	2,192	(14)

Operating expenses	1,792	2,266	2,114	(21)	(15)	6,167	7,236	(15)

Gross operating profit	630	837	474	(25)	33	2,196	1,997	10

Depreciation of non-current assets	89	104	137	(14)	(35)	286	375	(24)
Valuation adjustments, provisions and losses	80	49	560	63	(86)	257	1,022	(75)

Net operating profit/(loss) before extraordinary items, acquisition-related costs and taxes	461	684	(223)	(33)	–	1,653	600	176

Extraordinary income/(expenses), net	1	0	0	–	–	1	16	(94)
Taxes 2) 3)	(80)	(191)	81	(58)	–	(411)	(109)	277

Net operating profit/(loss) before acquisition-related costs	382	493	(142)	(23)	–	1,243	507	145

Acquisition interest	(40)	(48)	(68)	(17)	(41)	(151)	(266)	(43)
Amortization of retention payments	4	(77)	(99)	–	–	(153)	(316)	(52)
Amortization of acquired intangible assets and goodwill	(154)	(150)	(207)	3	(26)	(455)	(626)	(27)
Tax impact	32	64	96	(50)	(67)	166	318	(48)

Net profit/(loss) 4)	224	282	(420)	(21)	–	650	(383)	–

Reconciliation to net operating profit
Net profit/(loss)	224	282	(420)	(21)	–	650	(383)	–
Amortization of acquired intangible assets and goodwill, net of tax	134	130	170	3	(21)	395	512	(23)

Net operating profit/(loss)	358	412	(250)	(13)	–	1,045	129	–

See page 23 for footnotes.

Credit Suisse First Boston business unit income statement – operating 1)
				Change	Change			Change
				in % from	in % from			in % from
						9 months

in CHF m	3Q2003	2Q2003	3Q2002	2Q2003	3Q2002	2003	2002	2002

Operating income	3,352	4,131	3,784	(19)	(11)	11,373	14,682	(23)

Personnel expenses	1,627	2,156	1,994	(25)	(18)	5,809	8,021	(28)
Other operating expenses	854	863	1,110	(1)	(23)	2,578	3,484	(26)

Operating expenses	2,481	3,019	3,104	(18)	(20)	8,387	11,505	(27)

Gross operating profit	871	1,112	680	(22)	28	2,986	3,177	(6)

Depreciation of non-current assets	125	136	207	(8)	(40)	389	596	(35)
Valuation adjustments, provisions and losses	111	63	867	76	(87)	350	1,625	(78)

Net operating profit/(loss) before extraordinary items, acquisition-related costs and taxes	635	913	(394)	(30)	–	2,247	956	135

Extraordinary income/(expenses), net	2	0	(1)	–	–	2	25	(92)
Taxes 2) 3)	(111)	(257)	139	(57)	–	(559)	(173)	223

Net operating profit/(loss) before acquisition-related costs	526	656	(256)	(20)	–	1,690	808	109

Acquisition interest	(56)	(64)	(99)	(13)	(43)	(206)	(424)	(51)
Amortization of retention payments	3	(102)	(146)	–	–	(208)	(503)	(59)
Amortization of acquired intangible assets and goodwill	(211)	(201)	(308)	5	(31)	(618)	(995)	(38)
Tax impact	46	84	141	(45)	(67)	226	505	(55)

Net profit/(loss) 4)	308	373	(668)	(17)	–	884	(609)	–

Reconciliation to net operating profit
Net profit/(loss)	308	373	(668)	(17)	–	884	(609)	–
Amortization of acquired intangible assets and goodwill, net of tax	183	175	253	5	(28)	537	814	(34)

Net operating profit/(loss)	491	548	(415)	(10)	–	1,421	205	–

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform transactions of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services and the transfer of Credit Suisse First Boston's Private Client Services UK business from CSFB Financial Services to Private Banking. The operating basis business unit results reflect the results of the separate segments comprising the business unit. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, not allocated to the segments are included in the business unit results. Certain other items, including brokerage, execution and clearing expenses, contractor and recruitment costs and expenses related to certain redeemable preferred securities classified as minority interests are presented in the operating basis business unit results based on the Group’s segment reporting principles. For a reconciliation and a discussion of the material reconciling items, please refer to “Reconciliation of operating results to Swiss GAAP”.
2) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would have resulted in taxes for 3Q2002 and for the 9 months 2002 of CHF 144 m (USD 88 m) and CHF 24 m (USD 15 m), respectively.
3) Excluding tax impact on acquisition-related costs.
4) Net profit/(loss) is identical on an operating and Swiss GAAP basis.

Credit Suisse First Boston business unit key information 1)
				9 months

based on CHF amounts	3Q2003	2Q2003	3Q2002	2003	2002

Cost/income ratio 2)	77.1%	78.7%	92.8%	78.9%	87.4%
Cost/income ratio – operating 3)	77.7%	76.4%	87.5%	77.2%	82.4%

Return on average allocated capital 2)	11.3%	12.8%	(18.1%)	10.3%	(5.0%)
Return on average allocated capital – operating 3)	16.9%	18.0%	(11.6%)	15.5%	1.9%
Average allocated capital in CHF m	11,615	12,210	14,332	12,204	14,564

Pre-tax margin 2)	12.6%	14.5%	(27.3%)	12.0%	(6.5%)
Pre-tax margin – operating 3)	17.4%	18.1%	(16.9%)	16.1%	0.4%

Personnel expenses/operating income 2)	54.0%	59.3%	65.5%	58.0%	64.6%
Personnel expenses/operating income – operating 3)	48.5%	52.2%	52.7%	51.1%	54.6%

			30.09.03	30.06.03	31.12.02

Number of employees (full-time equivalents)			18,195	18,137	22,801

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform transactions of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services and the transfer of Credit Suisse First Boston's Private Client Services UK business from CSFB Financial Services to Private Banking.
2) Based on the business unit results on a Swiss GAAP basis.
3) Based on the operating basis business unit results, which exclude certain acquisition-related costs not allocated to the segments and reflect certain other reclassifications discussed in the “Reconciliation of operating results to Swiss GAAP”.

Overview of business unit Credit Suisse First Boston – operating 1)
	in USD m			in CHF m

		CSFB			CSFB
	Institutional	Financial	Credit Suisse	Institutional	Financial	Credit Suisse
3Q2003	Securities	Services	First Boston	Securities	Services	First Boston

Operating income	2,135	287	2,422	2,957	395	3,352

Personnel expenses	1,016	157	1,173	1,411	216	1,627
Other operating expenses	542	77	619	748	106	854

Operating expenses	1,558	234	1,792	2,159	322	2,481

Gross operating profit	577	53	630	798	73	871

Depreciation of non-current assets	84	5	89	117	8	125
Valuation adjustments, provisions and losses	80	0	80	111	0	111

Net operating profit before extraordinary items, acquisition-related costs and taxes	413	48	461	570	65	635

Extraordinary income/(expenses), net	1	0	1	2	0	2
Taxes 2)	(66)	(14)	(80)	(92)	(19)	(111)

Net operating profit before acquisition-related costs	348	34	382	480	46	526

Acquisition interest			(40)			(56)
Amortization of retention payments			4			3
Amortization of acquired intangible assets and goodwill			(154)			(211)
Tax impact			32			46

Net profit 3)			224			308

Other data:
Average allocated capital	8,349	370	8,679	11,173	495	11,615

1) The operating basis business unit results reflect the results of the separate segments comprising the business unit. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, not allocated to the segments are included in the business unit results. Certain other items, including brokerage, execution and clearing expenses, contractor and recruitment costs and expenses related to certain redeemable preferred securities classified as minority interests are presented in the operating basis business unit results based on the Group’s segment reporting principles. For a reconciliation and a discussion of the material reconciling items, please refer to “Reconciliation of operating results to Swiss GAAP”.
2) Excluding tax impact on acquisition-related costs.
3) Net profit is identical on an operating and Swiss GAAP basis.

Institutional Securities income statement 1)
				Change	Change			Change
				in % from	in % from			in % from
						9 months

in USD m	3Q2003	2Q2003	3Q2002	2Q2003	3Q2002	2003	2002	2002

Fixed Income	819	1,390	1,110	(41)	(26)	3,599	3,596	0
Equity	675	732	682	(8)	(1)	1,982	2,259	(12)
Investment Banking	572	644	556	(11)	3	1,761	2,204	(20)
Other	69	57	(240)	21	–	173	(354)	–

Operating income	2,135	2,823	2,108	(24)	1	7,515	7,705	(2)

Personnel expenses	1,016	1,473	1,126	(31)	(10)	3,829	4,303	(11)
Other operating expenses	542	568	596	(5)	(9)	1,665	1,743	(4)

Operating expenses	1,558	2,041	1,722	(24)	(10)	5,494	6,046	(9)

Gross operating profit	577	782	386	(26)	49	2,021	1,659	22

Depreciation of non-current assets	84	96	115	(13)	(27)	266	309	(14)
Valuation adjustments, provisions and losses	80	56	549	43	(85)	248	1,000	(75)

Net operating profit/(loss) before extraordinary items, acquisition-related costs and taxes	413	630	(278)	(34)	–	1,507	350	331

Extraordinary income/(expenses), net	1	0	0	–	–	1	16	(94)
Taxes [2]	(66)	(177)	98	(63)	–	(374)	(37)	–

Net operating profit/(loss) before acquisition-related costs and minority interests (segment result)	348	453	(180)	(23)	–	1,134	329	245

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform transactions of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, not allocated to the segments are included in the business unit results.
2) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would have resulted in taxes for 3Q2002 and for the 9 months 2002 of USD 105 m and USD 87 m, respectively.

Institutional Securities income statement 1)
				Change	Change			Change
				in % from	in % from			in % from
						9 months

in CHF m	3Q2003	2Q2003	3Q2002	2Q2003	3Q2002	2003	2002	2002

Fixed Income	1,141	1,849	1,640	(38)	(30)	4,894	5,718	(14)
Equity	931	977	1,007	(5)	(8)	2,696	3,592	(25)
Investment Banking	790	857	802	(8)	(1)	2,395	3,505	(32)
Other	95	77	(377)	23	–	236	(564)	–

Operating income	2,957	3,760	3,072	(21)	(4)	10,221	12,251	(17)

Personnel expenses	1,411	1,961	1,631	(28)	(13)	5,207	6,842	(24)
Other operating expenses	748	757	890	(1)	(16)	2,265	2,771	(18)

Operating expenses	2,159	2,718	2,521	(21)	(14)	7,472	9,613	(22)

Gross operating profit	798	1,042	551	(23)	45	2,749	2,638	4

Depreciation of non-current assets	117	127	174	(8)	(33)	362	492	(26)
Valuation adjustments, provisions and losses	111	73	850	52	(87)	338	1,589	(79)

Net operating profit/(loss) before extraordinary items, acquisition-related costs and taxes	570	842	(473)	(32)	–	2,049	557	268

Extraordinary income/(expenses), net	2	0	(1)	–	–	2	25	(92)
Taxes 2)	(92)	(238)	164	(61)	–	(509)	(58)	–

Net operating profit/(loss) before acquisition-related costs and minority interests (segment result)	480	604	(310)	(21)	–	1,542	524	194

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform transactions of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, not allocated to the segments are included in the business unit results.
2) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would have resulted in taxes for 3Q2002 and for the 9 months 2002 of CHF 169 m and CHF 139 m, respectively.

Active private equity investments
	USD m			CHF m

	3Q2003	2Q2003	3Q2002	3Q2003	2Q2003	3Q2002

Net gains (realized and unrealized gains and losses)	8	59	(13)	12	79	(20)
Management and performance fees	50	45	53	69	60	78

	USD bn			CHF bn

	30.09.03	30.06.03	31.12.02	30.09.03	30.06.03	31.12.02

Book value	0.9	0.9	1.0	1.2	1.2	1.3
Fair value	1.0	0.9	1.0	1.3	1.3	1.4

Institutional Securities balance sheet information 1)
in CHF m	30.09.03	30.06.03	31.12.02

Total assets	625,767	614,435	573,628

Total assets in USD m	473,027	454,195	412,623

Due from banks	233,811	209,179	193,944
of which securities lending and reverse repurchase agreements	168,498	144,214	152,221
Due from customers	111,211	134,789	114,191
of which securities lending and reverse repurchase agreements	42,876	52,793	56,851
Mortgages	14,599	13,701	14,825
Securities and precious metals trading portfolios	179,442	170,515	157,320

Due to banks	313,915	307,193	281,510
of which securities borrowing and repurchase agreements	113,590	87,651	112,733
Due to customers, other	115,317	126,807	109,980
of which securities borrowing and repurchase agreements	60,544	64,390	66,864

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform transactions of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services.

Institutional Securities key information 1)
				9 months

based on CHF amounts	3Q2003	2Q2003	3Q2002	2003	2002

Cost/income ratio 2)	77.0%	75.7%	87.7%	76.6%	82.5%

Average allocated capital in CHF m	11,173	11,848	13,802	11,798	13,937

Pre-tax margin 2)	19.3%	22.4%	(15.4%)	20.1%	4.8%

Personnel expenses/operating income 2)	47.7%	52.2%	53.1%	50.9%	55.8%

			30.09.03	30.06.03	31.12.02

Number of employees (full-time equivalents)			15,578	15,454	16,018

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform transactions of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services.
2) Based on the segment results, which exclude certain acquisition-related costs not allocated to the segment.

CSFB Financial Services income statement 1)
				Change	Change			Change
				in % from	in % from			in % from
						9 months

in USD m	3Q2003	2Q2003	3Q2002	2Q2003	3Q2002	2003	2002	2002

Net interest income	9	11	52	(18)	(83)	29	160	(82)
Net commission and service fee income	245	240	389	2	(37)	712	1,243	(43)
Net trading income	17	30	26	(43)	(35)	71	88	(19)
Other ordinary income	16	(1)	13	–	23	36	37	(3)

Operating income	287	280	480	3	(40)	848	1,528	(45)

Personnel expenses	157	146	243	8	(35)	443	741	(40)
Other operating expenses	77	79	149	(3)	(48)	230	449	(49)

Operating expenses	234	225	392	4	(40)	673	1,190	(43)

Gross operating profit	53	55	88	(4)	(40)	175	338	(48)

Depreciation of non-current assets	5	8	22	(38)	(77)	20	66	(70)
Valuation adjustments, provisions and losses	0	(7)	11	(100)	(100)	9	22	(59)

Net operating profit before acquisition-related costs and taxes	48	54	55	(11)	(13)	146	250	(42)

Taxes 2)	(14)	(14)	(17)	0	(18)	(37)	(72)	(49)

Net operating profit before acquisition-related costs and minority interests (segment result)	34	40	38	(15)	(11)	109	178	(39)

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform transactions of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services and the transfer of Credit Suisse First Boston's Private Client Services UK business from CSFB Financial Services to Private Banking. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, not allocated to the segments are included in the business unit results.
2) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would not have had an impact on the taxes reported for 3Q2002 and for the 9 months 2002.

CSFB Financial Services income statement 1)
				Change	Change			Change
				in % from	in % from			in % from
						9 months

in CHF m	3Q2003	2Q2003	3Q2002	2Q2003	3Q2002	2003	2002	2002

Net interest income	13	15	79	(13)	(84)	40	255	(84)
Net commission and service fee income	337	319	575	6	(41)	968	1,976	(51)
Net trading income	24	39	38	(38)	(37)	96	141	(32)
Other ordinary income	21	(2)	20	–	5	48	59	(19)

Operating income	395	371	712	6	(45)	1,152	2,431	(53)

Personnel expenses	216	195	363	11	(40)	602	1,179	(49)
Other operating expenses	106	106	220	0	(52)	313	713	(56)

Operating expenses	322	301	583	7	(45)	915	1,892	(52)

Gross operating profit	73	70	129	4	(43)	237	539	(56)

Depreciation of non-current assets	8	9	33	(11)	(76)	27	104	(74)
Valuation adjustments, provisions and losses	0	(10)	17	(100)	(100)	12	36	(67)

Net operating profit before acquisition-related costs and taxes	65	71	79	(8)	(18)	198	399	(50)

Taxes 2)	(19)	(19)	(25)	0	(24)	(50)	(115)	(57)

Net operating profit before acquisition-related costs and minority interests (segment result)	46	52	54	(12)	(15)	148	284	(48)

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform transactions of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services and the transfer of Credit Suisse First Boston's Private Client Services UK business from CSFB Financial Services to Private Banking. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, not allocated to the segments are included in the business unit results.
2) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would not have had an impact on the taxes reported for 3Q2002 and for the 9 months 2002.

CSFB Financial Services key information 1)
				9 months

based on CHF amounts	3Q2003	2Q2003	3Q2002	2003	2002

Cost/income ratio 2)	83.5%	83.6%	86.5%	81.8%	82.1%

Average allocated capital in CHF m	495	553	984	532	1,041

Pre-tax margin 2)	16.5%	19.1%	11.1%	17.2%	16.4%

Personnel expenses/operating income 2)	54.7%	52.6%	51.0%	52.3%	48.5%

Net new assets Credit Suisse Asset Management in CHF bn (discretionary) 3)	(5.5)	(1.7)	(12.2)	(12.4)	(22.6)
Net new assets Private Client Services in CHF bn	(1.5)	(1.7)	–	(1.7)	5.3

Growth in assets under management 3)	(1.5%)	5.8%	(7.6%)	(0.2%)	(22.1%)

Growth in discretionary assets under management – Credit Suisse Asset Management 3)	(1.2%)	6.6%	(9.3%)	0.2%	(19.8%)
of which net new assets 3)	(1.9%)	(0.6%)	(3.8%)	(4.4%)	(6.2%)
of which market movement and structural effects	0.7%	7.2%	(5.5%)	4.6%	(13.6%)

Growth in net new assets Private Client Services	(2.3%)	(2.7%)	–	(2.5%)	5.7%

			30.09.03	30.06.03	31.12.02

Assets under management in CHF bn 3)			481.2	488.4	482.2
of which Credit Suisse Asset Management 3)			413.7	421.3	412.8
of which Private Client Services			65.1	64.6	67.5

Discretionary assets under management in CHF bn 3)			295.9	299.7	297.0
of which Credit Suisse Asset Management 3)			279.5	282.8	278.7
of which mutual funds distributed			112.6	113.3	106.5
of which Private Client Services			16.4	16.9	18.3

Advisory assets under management in CHF bn 3)			185.3	188.7	185.2

Number of employees (full-time equivalents)			2,617	2,683	6,783

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform transactions of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services and the transfer of Credit Suisse First Boston's Private Client Services UK business from CSFB Financial Services to Private Banking.
2) Based on the segment results, which exclude certain acquisition-related costs not allocated to the segment.
3) Credit Suisse Asset Management figures for Assets under Management and Net New Assets include assets managed on behalf of other entities within Credit Suisse Group. This differs from the presentation in the overview of Credit Suisse Group, where such assets are eliminated.

RECONCILIATION OF OPERATING RESULTS TO SWISS GAAP

Introduction
The Group’s consolidated results are prepared in accordance with Swiss GAAP, while the Group’s segment reporting principles are applied to the presentation of segment results. For a description of these reporting principles, please refer to “Operating and Financial Review – Reporting Principles” in the Group’s 2002 Annual Report. The operating basis business unit results reflect the results of the separate segments constituting the respective business units and certain acquisition-related costs that are not allocated to the segments. The Group’s consolidated results reflect the operating basis business unit results adjusted for certain reclassifications associated with the business units and consolidation adjustments in the Corporate Center in accordance with Swiss GAAP.

The tables below reconcile the operating basis business unit results to Swiss GAAP. The “Reclassifications” columns include acquisition-related costs and reclassifications related to management reporting policies as described below. Acquisition-related costs are excluded from the operating basis business unit results because management believes that this enables them and investors to better assess the results and key performance indicators of the business. The operating basis business unit results in management’s view provide a more useful indication of the financial performance of the operating business as they reflect the core businesses’ operating performance for the periods under review unaffected by the amortization of costs related to historical acquisitions.

Credit Suisse Financial Services business unit
The Credit Suisse Financial Services operating basis column reflects the results of the respective segments, excluding amortization of acquired intangible assets and goodwill, which are reflected in the reclassifications column. The Credit Suisse Financial Services operating basis business unit results are also adjusted for credit-related valuation adjustments, resulting from the difference between the statistical credit provisions recorded by its banking segments and actual credit provisions on a Swiss GAAP basis. In addition, gains or losses related to divestitures and sales of investments within the insurance business are recorded as operating income at the insurance segments and the business unit level and reclassified to extraordinary income/expenses in the reconciliation in accordance with Swiss GAAP.

Credit Suisse First Boston business unit
The Credit Suisse First Boston operating basis column reflects the results of the respective segments, excluding acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, which are reflected in the reclassifications column. The Credit Suisse First Boston operating basis business unit results also deduct brokerage, execution and clearing expenses from other operating expenses (reclassified as a reduction in operating income in the consolidated results); deduct from other operating expenses contractor and certain staff recruitment costs (reclassified as an addition to personnel expenses in the consolidate results); and add to operating income expenses related to certain redeemable preferred securities (reclassified as minority interests in the consolidated results). This presentation brings Credit Suisse First Boston in line with its US competitors in the investment banking industry and facilitates comparison to its peers, which management believes is useful for investors. Swiss GAAP does not permit brokerage, execution or clearing expenses, contractor costs and certain staff recruitment costs to be reported as part of other operating expenses. The presentation of redeemable preferred securities of Credit Suisse First Boston issued by consolidated special purpose entities as an expense reducing its operating income is intended to present more fairly the operating results from its core businesses because they reflect the operating performance for the periods under review unaffected by the funding costs related to historical acquisitions.

	Credit Suisse Financial Services				Credit Suisse First Boston

		Re-		Swiss		Re-		Swiss			Credit
	Operating	classifi-		GAAP	Operating	classifi-		GAAP	Corporate		Suisse
3Q2003, in CHF m	basis	cations		basis	basis	cations		basis	Center	1)	Group

Operating income	4,548	(1,161)	2)	3,387	3,352	(239)	3) 4) 6)	3,113	31		6,531

Personnel expenses	1,385			1,385	1,627	54	3) 4)	1,681	59		3,125
Other operating expenses	732			732	854	(260)	4)	594	(64)		1,262

Operating expenses	2,117			2,117	2,481			2,275	(5)		4,387

Gross operating profit	2,431			1,270	871			838	36		2,144

Depreciation of non-current assets	279			279	125			125	67		471
Amortization of acquired intangible assets and goodwill	–	25		25	–	211	3)	211	2		238
Valuation adjustments, provisions and losses	90	14	5)	104	111			111	0		215

Profit before extraordinary items and taxes	2,062			862	635			391	(33)		1,220

Extraordinary income/(expenses), net	3	1,161		1,164	2			2	2		1,168
Taxes	(260)	4		(256)	(111)	46		(65)	4		(317)

Net profit before minority interests	1,805			1,770	526			328	(27)		2,071

Minority interests	8			8	0	(20)	6)	(20)	(14)		(26)

Net profit	1,813			1,778	526			308	(41)		2,045

Reconciliation to business unit results
Acquisition interest					(56)	56
Amortization of retention payments					3	(3)
Amortization of acquired intangible assets and goodwill	(25)	25			(211)	211
Tax impact	1	(1)			46	(46)

Business unit result	1,789				308

1) Corporate Center includes the parent company operations, including Group financing initiatives, centrally managed, own-use real estate, consisting mainly of bank premises within Switzerland and consolidation adjustments.
2) Reflects net gains/(losses) from sales of investments and other reclassifications within the insurance business of CHF 1,161 m reclassified from operating income to extraordinary income/(expenses).
3) Reflects acquisition interest of CHF 56 m allocated to operating income, amortization of retention payments of CHF -3 m allocated to personnel expenses and amortization of acquired intangible assets and goodwill of CHF 211 m.
4) Reflects brokerage, execution and clearing expenses of CHF 203 m reclassified from other operating expenses to a reduction of operating income and contractor costs of CHF 40 m and staff recruitment costs of CHF 17 m reclassified from other operating expenses to personnel expenses.
5) Reflects an increase/(decrease) in credit-related valuation adjustments resulting from the difference between statistical and actual credit provisions of CHF 14 m.
6) Reflects expenses of CHF 20 m related to certain redeemable preferred securities reclassified from operating income to minority interests.

	Credit Suisse Financial Services				Credit Suisse First Boston

		Re-		Swiss		Re-		Swiss			Credit
	Operating	classifi-		GAAP	Operating	classifi-		GAAP	Corporate		Suisse
2Q2003, in CHF m	basis	cations		basis	basis	cations		basis	Center	1)	Group

Operating income	3,544			3,544	4,131	(245)	2) 3) 5)	3,886	119		7,549

Personnel expenses	1,434			1,434	2,156	150	2) 3)	2,306	84		3,824
Other operating expenses	744			744	863	(248)	3)	615	(112)		1,247

Operating expenses	2,178			2,178	3,019			2,921	(28)		5,071

Gross operating profit	1,366			1,366	1,112			965	147		2,478

Depreciation of non-current assets	194			194	136			136	145		475
Amortization of acquired intangible assets and goodwill	–	27		27	–	201	2)	201	(5)		223
Valuation adjustments, provisions and losses	90	(27)	4)	63	63			63	5		131

Profit before extraordinary items and taxes	1,082			1,082	913			565	2		1,649

Extraordinary income/(expenses), net	8			8	0			0	53		61
Taxes	(223)	(6)		(229)	(257)	84		(173)	83		(319)

Net profit before minority interests	867			861	656			392	138		1,391

Minority interests	(10)			(10)	0	(19)	5)	(19)	(16)		(45)

Net profit	857			851	656			373	122		1,346

Reconciliation to business unit results
Acquisition interest					(64)	64
Amortization of retention payments					(102)	102
Amortization of acquired intangible assets and goodwill	(27)	27			(201)	201
Tax impact	0				84	(84)

Business unit result	830				373

1) Corporate Center includes the parent company operations, including Group financing initiatives, centrally managed, own-use real estate, consisting mainly of bank premises within Switzerland and consolidation adjustments.
2) Reflects acquisition interest of CHF 64 m allocated to operating income, amortization of retention payments of CHF 102 m allocated to personnel expenses and amortization of acquired intangible assets and goodwill of CHF 201 m.
3) Reflects brokerage, execution and clearing expenses of CHF 200 m reclassified from other operating expenses to a reduction of operating income and contractor costs of CHF 36 m and staff recruitment costs of CHF 12 m reclassified from other operating expenses to personnel expenses.
4) Reflects an increase/(decrease) in credit-related valuation adjustments resulting from the difference between statistical and actual credit provisions of CHF –27 m.
5) Reflects expenses of CHF 19 m related to certain redeemable preferred securities reclassified from operating income to minority interests.

	Credit Suisse Financial Services				Credit Suisse First Boston

		Re-		Swiss		Re-		Swiss			Credit
	Operating	classifi-		GAAP	Operating	classifi-		GAAP	Corporate		Suisse
3Q2002, in CHF m	basis	cations		basis	basis	cations		basis	Center	1)	Group

Operating income	2,364	133	2)	2,497	3,784	(376)	3) 4) 6)	3,408	(239)		5,666

Personnel expenses	1,486	47	5)	1,533	1,994	237	3) 4)	2,231	29		3,793
Other operating expenses	884	39	5)	923	1,110	(387)	4)	723	(87)		1,559

Operating expenses	2,370			2,456	3,104			2,954	(58)		5,352

Gross operating profit	(6)			41	680			454	(181)		314

Depreciation of non-current assets	262	29	5)	291	207			207	94		592
Amortization of acquired intangible assets and goodwill	–	31	5)	31	–	308	3)	308	(2)		337
Valuation adjustments, provisions and losses	91	31	7)	122	867			867	(16)		973

Profit/(loss) before extraordinary items and taxes	(359)			(403)	(394)			(928)	(257)		(1,588)

Extraordinary income/(expenses), net	6	(133)	2)	(127)	(1)			(1)	(3)		(131)
Taxes	(689)	8		(681)	139	141		280	(9)		(410)

Net profit/(loss) before minority interests	(1,042)			(1,211)	(256)			(649)	(269)		(2,129)

Minority interests	17			17	0	(19)	6)	(19)	(17)		(19)

Net profit/(loss)	(1,025)			(1,194)	(256)			(668)	(286)		(2,148)

Reconciliation to business unit results
Acquisition interest					(99)	99
Amortization of retention payments					(146)	146
Amortization of acquired intangible assets and goodwill	(27)	27			(308)	308
Exceptional items	(119)	119			–	–
Tax impact	1	(1)			141	(141)

Business unit result	(1,170)				(668)

1) Corporate Center includes the parent company operations, including Group financing initiatives, centrally managed, own-use real estate, consisting mainly of bank premises within Switzerland and consolidation adjustments.
2) Reflects net gains/(losses) from sales of investments within the insurance business of CHF -133 m reclassified from operating income to extraordinary income/(expenses).
3) Reflects acquisition interest of CHF 99 m allocated to operating income, amortization of retention payments of CHF 146 m allocated to personnel expenses and amortization of acquired intangible assets and goodwill of CHF 308 m.
4) Reflects brokerage, execution and clearing expenses of CHF 296 m reclassified from other operating expenses to a reduction of operating income and contractor costs of CHF 62 m and staff recruitment costs of CHF 29 m reclassified from other operating expenses to personnel expenses.
5) Reflects exceptional items allocated to personnel expenses of CHF 47 m, to other operating expenses of CHF 39 m, to depreciation of non-current assets of CHF 29 m and to amortization of acquired intangible assets and goodwill of CHF 4 m.
6) Reflects expenses of CHF 19 m related to certain redeemable preferred securities reclassified from operating income to minority interests.
7) Reflects an increase/(decrease) in credit-related valuation adjustments resulting from the difference between statistical and actual credit provisions of CHF 31 m.

	Credit Suisse Financial Services				Credit Suisse First Boston

		Re-		Swiss		Re-		Swiss			Credit
	Operating	classifi-		GAAP	Operating	classifi-		GAAP	Corporate		Suisse
9 months 2003, in CHF m	basis	cations		basis	basis	cations		basis	Center	1)	Group

Operating income	11,594	(1,103)	2)	10,491	11,373	(731)	3) 4) 6)	10,642	(29)		21,104

Personnel expenses	4,232			4,232	5,809	365	3) 4)	6,174	182		10,588
Other operating expenses	2,292			2,292	2,578	(740)	4)	1,838	(240)		3,890

Operating expenses	6,524			6,524	8,387			8,012	(58)		14,478

Gross operating profit	5,070			3,967	2,986			2,630	29		6,626

Depreciation of non-current assets	695			695	389			389	282		1,366
Amortization of acquired intangible assets and goodwill	–	77		77	–	618	3)	618	(2)		693
Valuation adjustments, provisions and losses	261	(37)	5)	224	350			350	5		579

Profit before extraordinary items and taxes	4,114			2,971	2,247			1,273	(256)		3,988

Extraordinary income/(expenses), net	18	1,103	2)	1,121	2			2	57		1,180
Taxes	(742)	(7)		(749)	(559)	226		(333)	68		(1,014)

Net profit before minority interests	3,390			3,343	1,690			942	(131)		4,154

Minority interests	(10)			(10)	0	(58)	6)	(58)	(43)		(111)

Net profit	3,380			3,333	1,690			884	(174)		4,043

Reconciliation to business unit results
Acquisition interest					(206)	206
Amortization of retention payments					(208)	208
Amortization of acquired intangible assets and goodwill	(77)	77			(618)	618
Tax impact	2	(2)			226	(226)

Business unit result	3,305				884

1) Corporate Center includes the parent company operations, including Group financing initiatives, centrally managed, own-use real estate, consisting mainly of bank premises within Switzerland and consolidation adjustments.
2) Reflects net gains/(losses) from sales of investments and other reclassifications within the insurance business of CHF 1,103 m reclassified from operating income to extraordinary income/(expenses).
3) Reflects acquisition interest of CHF 206 m allocated to operating income, amortization of retention payments of CHF 208 m allocated to personnel expenses and amortization of acquired intangible assets and goodwill of CHF 618 m.
4) Reflects brokerage, execution and clearing expenses of CHF 583 m reclassified from other operating expenses to a reduction of operating income and contractor costs of CHF 119 m and staff recruitment costs of CHF 38 m reclassified from other operating expenses to personnel expenses.
5) Reflects an increase/(decrease) in credit-related valuation adjustments resulting from the difference between statistical and actual credit provisions of CHF –37 m.
6) Reflects expenses of CHF 58 m related to certain redeemable preferred securities reclassified from operating income to minority interests.

	Credit Suisse Financial Services				Credit Suisse First Boston

		Re-		Swiss		Re-		Swiss			Credit
	Operating	classifi-		GAAP	Operating	classifi-		GAAP	Corporate		Suisse
9 months 2002, in CHF m	basis	cations		basis	basis	cations		basis	Center	1)	Group

Operating income	8,586	70	2)	8,656	14,682	(1,044)	3) 4) 6)	13,638	(651)		21,643

Personnel expenses	4,500	47	5)	4,547	8,021	786	3) 4)	8,807	92		13,446
Other operating expenses	2,691	39	5)	2,730	3,484	(963)	4)	2,521	(279)		4,972

Operating expenses	7,191			7,277	11,505			11,328	(187)		18,418

Gross operating profit	1,395			1,379	3,177			2,310	(464)		3,225

Depreciation of non-current assets	687	29	5)	716	596			596	227		1,539
Amortization of acquired intangible assets and goodwill	–	106	5)	106	–	995	3)	995	(5)		1,096
Valuation adjustments, provisions and losses	285	35	7)	320	1,625			1,625	61		2,006

Profit/(loss) before extraordinary items and taxes	423			237	956			(906)	(747)		(1,416)

Extraordinary income/(expenses), net	24	(70)	2)	(46)	25			25	(5)		(26)
Taxes	(1,192)	10		(1,182)	(173)	505		332	(64)		(914)

Net profit/(loss) before minority interests	(745)			(991)	808			(549)	(816)		(2,356)

Minority interests	100			100	0	(60)	6)	(60)	(43)		(3)

Net profit/(loss)	(645)			(891)	808			(609)	(859)		(2,359)

Reconciliation to business unit results
Acquisition interest					(424)	424
Amortization of retention payments					(503)	503
Amortization of acquired intangible assets and goodwill	(102)	102			(995)	995
Exceptional items	(119)	119			–	–
Tax impact	2	(2)			505	(505)

Business unit result	(864)				(609)

1) Corporate Center includes the parent company operations, including Group financing initiatives, centrally managed, own-use real estate, consisting mainly of bank premises within Switzerland and consolidation adjustments.
2) Reflects net gains/(losses) from sales of investments within the insurance business of CHF -70 m reclassified from operating income to extraordinary income/(expenses).
3) Reflects acquisition interest of CHF 424 m allocated to operating income, amortization of retention payments of CHF 503 m allocated to personnel expenses and amortization of acquired intangible assets and goodwill of CHF 995 m.
4) Reflects brokerage, execution and clearing expenses of CHF 680 m reclassified from other operating expenses to a reduction of operating income and contractor costs of CHF 223 m and staff recruitment costs of CHF 60 m reclassified from other operating expenses to personnel expenses.
5) Reflects exceptional items allocated to personnel expenses of CHF 47 m, to other operating expenses of CHF 39 m, to depreciation of non-current assets of CHF 29 m and to amortization of acquired intangible assets and goodwill of CHF 4 m.
6) Reflects expenses of CHF 60 m related to certain redeemable preferred securities reclassified from operating income to minority interests.
7) Reflects an increase/(decrease) in credit-related valuation adjustments resulting from the difference between statistical and actual credit provisions of CHF 35 m.

CONSOLIDATED RESULTS | CREDIT SUISSE GROUP

Consolidated income statement
				Change	Change			Change
				in % from	in % from			in % from
						9 months

in CHF m	3Q2003	2Q2003	3Q2002	2Q2003	3Q2002	2003	2002	2002

Interest and discount income	3,227	3,513	4,233	(8)	(24)	10,081	13,511	(25)
Interest and dividend income from trading portfolios	2,481	2,445	2,495	1	(1)	6,952	7,753	(10)
Interest and dividend income from financial investments	181	172	298	5	(39)	528	577	(8)
Interest expenses	(3,877)	(4,268)	(4,945)	(9)	(22)	(12,036)	(15,731)	(23)

Net interest income	2,012	1,862	2,081	8	(3)	5,525	6,110	(10)

Commission income from lending activities	224	243	152	(8)	47	672	559	20
Commission income from securities and investment transactions	2,921	2,641	2,925	11	0	8,117	10,759	(25)
Commission income from other services	277	258	399	7	(31)	776	1,315	(41)
Commission expenses	(199)	(182)	(174)	9	14	(568)	(599)	(5)

Net commission and service fee income	3,223	2,960	3,302	9	(2)	8,997	12,034	(25)

Net trading income	72	1,327	40	(95)	80	2,672	2,145	25

Premiums earned, net	7,126	7,585	8,672	(6)	(18)	25,187	26,502	(5)
Claims incurred and actuarial provisions	(7,207)	(8,143)	(6,853)	(11)	5	(25,034)	(22,365)	12
Commission expenses, net	(619)	(624)	(708)	(1)	(13)	(1,832)	(1,727)	6
Investment income from the insurance business	2,167	2,523	(636)	(14)	–	6,022	(486)	–

Net income from the insurance business	1,467	1,341	475	9	209	4,343	1,924	126

Income from the sale of financial investments	102	147	381	(31)	(73)	324	895	(64)
Income from investments in associates	8	(2)	(1)	–	–	49	83	(41)
Income from other non-consolidated participations	3	15	2	(80)	50	19	24	(21)
Real estate income	41	45	76	(9)	(46)	129	164	(21)
Sundry ordinary income	219	237	284	(8)	(23)	666	730	(9)
Sundry ordinary expenses 1)	(616)	(383)	(974)	61	(37)	(1,620)	(2,466)	(34)

Other ordinary income/(expenses), net	(243)	59	(232)	–	5	(433)	(570)	(24)

Operating income	6,531	7,549	5,666	(13)	15	21,104	21,643	(2)

Personnel expenses	3,125	3,824	3,793	(18)	(18)	10,588	13,446	(21)
Other operating expenses	1,262	1,247	1,559	1	(19)	3,890	4,972	(22)

Operating expenses	4,387	5,071	5,352	(13)	(18)	14,478	18,418	(21)

Gross operating profit	2,144	2,478	314	(13)	–	6,626	3,225	105

Depreciation of non-current assets 2)	471	475	592	(1)	(20)	1,366	1,539	(11)
Amortization of acquired intangible assets	84	78	162	8	(48)	243	528	(54)
Amortization of goodwill	154	145	175	6	(12)	450	568	(21)
Valuation adjustments, provisions and losses from the banking business 1)	215	131	973	64	(78)	579	2,006	(71)

Depreciation, valuation adjustments and losses	924	829	1,902	11	(51)	2,638	4,641	(43)

Profit/(loss) before extraordinary items and taxes	1,220	1,649	(1,588)	(26)	–	3,988	(1,416)	–

Extraordinary income	1,568	120	(5)	–	–	1,697	120	–
Extraordinary expenses	(400)	(59)	(126)	–	217	(517)	(146)	254
Taxes 3)	(317)	(319)	(410)	(1)	(23)	(1,014)	(914)	11

Net profit/(loss) before minority interests	2,071	1,391	(2,129)	49	–	4,154	(2,356)	–

Minority interests	(26)	(45)	(19)	(42)	37	(111)	(3)	–

Net profit/(loss)	2,045	1,346	(2,148)	52	–	4,043	(2,359)	–

1) Effective in the first quarter 2003, declines in value of debt securities and loans available for sale due to deterioration in creditworthiness are reported in “Sundry ordinary expenses”. In previous years they were recorded in “Valuation adjustments, provisions and losses from the banking business”.
2) Includes amortization of Present Value of Future Profits (PVFP) from the insurance business.
3) In 4Q2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would have resulted in taxes for 3Q2002 and for the 9 months 2002 of CHF –306 m and CHF –400 m, respectively.

Consolidated balance sheet
				Change	Change
				in % from	in % from
in CHF m	30.09.03	30.06.03	31.12.02	30.06.03	31.12.02

Assets
Cash and other liquid assets	3,618	4,016	2,551	(10)	42
Money market papers	17,851	21,283	25,125	(16)	(29)
Due from banks	227,853	215,292	195,778	6	16
Receivables from the insurance business	8,870	12,359	12,290	(28)	(28)
Due from customers	168,935	193,115	182,143	(13)	(7)
Mortgages	99,732	96,816	94,896	3	5
Securities and precious metals trading portfolios	196,314	187,358	173,133	5	13
Financial investments from the banking business	40,466	35,053	33,394	15	21
Investments from the insurance business	127,707	140,045	128,450	(9)	(1)
Non-consolidated participations	1,568	1,594	1,792	(2)	(13)
Tangible fixed assets	7,179	7,726	8,152	(7)	(12)
Intangible assets	14,654	15,447	18,359	(5)	(20)
Accrued income and prepaid expenses	12,322	14,742	13,882	(16)	(11)
Other assets	67,486	71,799	65,711	(6)	3

Total assets	994,555	1,016,645	955,656	(2)	4

Subordinated assets	6,743	6,361	5,479	6	23
Receivables due from non-consolidated participations	942	864	728	9	29

Liabilities and shareholders' equity
Money market papers issued	36,986	26,967	22,178	37	67
Due to banks	313,363	325,887	287,884	(4)	9
Payables from the insurance business	8,376	8,556	10,218	(2)	(18)
Due to customers in savings and investment deposits	42,794	42,398	39,739	1	8
Due to customers, other	256,786	262,342	258,244	(2)	(1)
Medium-term notes (cash bonds)	1,938	2,161	2,599	(10)	(25)
Bonds and mortgage-backed bonds	82,021	80,701	81,839	2	0
Accrued expenses and deferred income	16,536	16,774	17,463	(1)	(5)
Other liabilities	57,827	57,812	56,070	0	3
Valuation adjustments and provisions	11,147	12,508	11,557	(11)	(4)
Technical provisions for the insurance business	131,908	147,111	136,471	(10)	(3)

Total liabilities	959,682	983,217	924,262	(2)	4

Reserve for general banking risks	1,733	1,733	1,739	0	0
Share capital	1,195	1,190	1,190	0	0
Capital reserve	20,720	20,713	20,710	0	0
Revaluation reserves for the insurance business	1,186	1,704	1,504	(30)	(21)
Reserve for own shares	1,950	1,950	1,950	0	0
Retained earnings	1,075	1,200	4,732	(10)	(77)
Minority interests	2,971	2,940	2,878	1	3
Net profit/(loss)	4,043	1,998	(3,309)	102	–

Total shareholders' equity	34,873	33,428	31,394	4	11

Total liabilities and shareholders' equity	994,555	1,016,645	955,656	(2)	4

Subordinated liabilities	19,386	20,186	20,932	(4)	(7)
Liabilities due to non-consolidated participations	2,090	1,390	1,164	50	80

Off-balance sheet and fiduciary business
in CHF m	30.09.03	31.12.02

Credit guarantees in form of bills of exchange and other guarantees 1)	30,505	27,745
Bid bonds, delivery and performance bonds, letters of indemnity, other performance-related guarantees	4,648	4,680
Irrevocable commitments in respect of documentary credits	3,131	3,242
Other contingent liabilities	2,697	3,437

Contingent liabilities	40,981	39,104

Irrevocable commitments	91,485	92,950
Liabilities for calls on shares and other equity instruments	46	43
Confirmed credits	13	32

Total off-balance sheet	132,525	132,129

Fiduciary transactions	34,237	37,703

At 30.09.03, market value guarantees reported as derivatives totaled CHF 217.8 bn (31.12.02: CHF 170.4 bn) (nominal value). The associated replacement value reported on-balance sheet totaled CHF 5.9 bn (31.12.02: CHF 10.3 bn).
1) Including credit guarantees of securities lent as arranger: 30.09.03: CHF 22.8 bn (31.12.02: CHF 20.7 bn).

Derivative instruments
		Positive		Negative			Positive		Negative
		gross		gross			gross		gross
	Nominal	replacement		replacement		Nominal	replacement		replacement
	value	value	1)	value	1)	value	value	1)	value	1)
in CHF bn	30.09.03	30.09.03		30.09.03		31.12.02	31.12.02		31.12.02

Interest rate products	11,884.9	192.3		181.8		10,647.2	185.4		181.0
Foreign exchange products	1,640.6	39.5		40.2		1,376.7	34.8		36.1
Precious metals products	14.6	0.9		3.0		19.8	0.9		2.5
Equity/index-related products	459.9	15.5		21.9		347.5	12.6		13.0
Other products	252.7	4.2		5.0		179.4	4.3		5.0

Total derivative instruments	14,252.7	252.4		251.9		12,570.6	238.0		237.6

1) Including replacement values for traded derivatives (futures and traded options) subject to daily margining requirements. Total positive and negative replacement values of traded derivatives amount to CHF 5.0 bn (31.12.02: CHF 1.5 bn) and CHF 2.8 bn (31.12.02: CHF 1.1 bn).

Currency translation rates
	Average rate year-to-date			Closing rate used in the
	used in the income statement			balance sheet as of

in CHF	3Q2003	2Q2003	3Q2002	30.09.03	30.06.03	31.12.02

1 USD	1.36	1.35	1.59	1.3229	1.3528	1.3902
1 EUR	1.51	1.49	1.47	1.5382	1.5461	1.4550
1 GBP	2.19	2.18	2.34	2.2089	2.2357	2.2357
100 JPY	1.15	1.14	1.26	1.1923	1.1290	1.1722

Income statement of the banking and insurance business 1)
	Banking business
	(incl. Corporate Center)		Insurance business		2)	Credit Suisse Group

9 months, in CHF m	2003	2002	2003	2002		2003	2002

Net interest income	5,528	6,072	–	–		5,525	6,110
Net commission and service fee income	8,981	12,043	–	–		8,997	12,034
Net trading income	2,718	2,145	–	–		2,672	2,145
Net income from the insurance business 3)	–	–	4,320	1,934		4,343	1,924
Other ordinary income/(expenses), net	220	(180)	(668)	(399)		(433)	(570)

Operating income	17,447	20,080	3,652	1,535		21,104	21,643

Personnel expenses	9,060	11,733	1,528	1,713		10,588	13,446
Other operating expenses	2,875	3,804	1,013	1,138		3,890	4,972

Operating expenses	11,935	15,537	2,541	2,851		14,478	18,418

Gross operating profit/(loss)	5,512	4,543	1,111	(1,316)		6,626	3,225

Depreciation of non-current assets	896	1,112	470	427		1,366	1,539
Amortization of acquired intangible assets	243	528	0	0		243	528
Amortization of goodwill	402	519	48	50		450	568
Valuation adjustments, provisions and losses from the banking business	579	2,005	–	–		579	2,006

Depreciation, valuation adjustments and losses	2,120	4,164	518	477		2,638	4,641

Profit/(loss) before extraordinary items, taxes and minority interests	3,392	379	593	(1,793)		3,988	(1,416)

Extraordinary income	110	70	1,587	50		1,697	120
Extraordinary expenses	(33)	(26)	(484)	(120)		(517)	(146)
Taxes	(808)	(234)	(206)	(680)		(1,014)	(914)

Net profit/(loss) before minority interests	2,661	189	1,490	(2,543)		4,154	(2,356)

Minority interests	(114)	(116)	2	113		(111)	(3)

Net profit/(loss)	2,547	73	1,492	(2,430)		4,043	(2,359)

1) Income statements for the banking and insurance business are presented on a stand-alone basis.
2) Represents “Winterthur” Swiss Insurance Company.
3) Insurance business: expenses due to the handling of both claims and investments are allocated to the income from the insurance business, of which CHF 405 m (9 months 2002: CHF 428 m) are related to personnel expenses and CHF 341 m (9 months 2002: CHF 330 m) to other operating expenses.

Statement of shareholders' equity
	9 months

in CHF m	2003	2002

At beginning of financial year	31,394	38,921
Repayment out of share capital	0	(2,379)
Dividends paid	(123)	0
Dividends paid to minority interests	(109)	(120)
Capital increases, par value and capital surplus	14	198
Cancellation of repurchased shares	0	(542)
Changes in scope of consolidation affecting minority interests	(19)	(95)
Foreign exchange impact	(143)	(1,745)
Change in revaluation reserves from the insurance business, net	(289)	579
Change in reserve for general banking risks, net	(6)	0
Minority interests in net profit	111	3
Net profit/(loss)	4,043	(2,359)

At end of period	34,873	32,461

LOANS

Due from banks
in CHF m	30.09.03	31.12.02

Due from banks, gross	227,938	195,866
Valuation allowance	(85)	(88)

Total due from banks, net	227,853	195,778

Due from customers and mortgages
in CHF m	30.09.03	31.12.02

Due from customers, gross 1)	173,217	187,617
Valuation allowance	(4,282)	(5,474)

Due from customers, net	168,935	182,143

Mortgages, gross 1)	101,155	97,037
Valuation allowance	(1,423)	(2,141)

Mortgages, net	99,732	94,896

Total due from customers and mortgages, net	268,667	277,039

1) Effective 1Q2003, loans held for sale are presented net of the related loan valuation allowances.

Due from customers and mortgages by sector
in CHF m	30.09.03	31.12.02

Financial services	50,298	43,553
Real estate companies	15,995	16,472
Other services including technology companies	15,073	15,316
Manufacturing	11,190	13,273
Wholesale and retail trade	9,890	11,165
Construction	4,099	4,314
Transportation	3,881	4,149
Telecommunications	1,918	2,333
Health and social services	1,883	2,340
Hotels and restaurants	2,533	2,390
Agriculture and mining	2,301	2,317
Non-profit and international organizations	189	191

Commercial	119,250	117,813

Consumers	95,258	87,145
Public authorities	5,956	5,023
Lease financings	3,297	3,158
Professional securities transactions and securitized loans	50,611	71,515

Due from customers and mortgages, gross	274,372	284,654

Valuation allowance	(5,705)	(7,615)

Total due from customers and mortgages, net	268,667	277,039

Collateral of due from customers and mortgages
	Mortgage	Other	Without	Total
in CHF m	collateral	collateral	collateral	30.09.03

Due from customers	5,438	117,467	46,030	168,935
Residential properties	73,001
Business and office properties	11,370
Commercial and industrial properties	12,115
Other properties	3,246

Mortgages	99,732			99,732

Total collateral	105,170	117,467	46,030	268,667

As of 31.12.02	100,002	129,300	47,737	277,039

Loan valuation allowance
in CHF m	30.09.03	31.12.02

Due from banks	85	88
Due from customers	4,282	5,474
Mortgages	1,423	2,141

Total loans valuation allowance 1) 2)	5,790	7,703

of which on principal	4,921	6,617
of which on interest	869	1,086

1) Of which are CHF 4,816 m specific allowances for impaired loans (31.12.02: CHF 6,778 m).
2) Effective 1Q2003, valuation allowances related to loans held for sale are netted directly with such loans, and are not presented separately in the total loan valuation allowance.

Roll forward of loan valuation allowance
	9 months

in CHF m	2003	2002

At beginning of financial year	7,703	9,264

Additions	948	2,028
Releases	(548)	(584)

Net additions charged to income statement	400	1,444

Gross write-offs	(2,033)	(3,221)
Recoveries	42	34

Net write-offs	(1,991)	(3,187)

Reclassified to loans held for sale	(355)	–
Provisions for interest	100	161
Foreign currency translation impact and other	(67)	(304)

At end of period	5,790	7,378

Impaired loans 1)
in CHF m	30.09.03	31.12.02

With a specific allowance	7,738	11,714
Without a specific allowance	774	655

Total impaired loans, gross	8,512	12,369

Non-performing loans	3,970	6,355
Non-interest earning loans	2,015	2,325
Restructured loans	349	281
Potential problem loans 2)	2,178	3,408

Total impaired loans, gross	8,512	12,369

1) Effective 1Q2003, loans classified as held for sale are excluded from presentation as impaired.
2) Potential problem loans consist of loans where interest payments are being made but where, in the credit officer's assessment, some doubt exists as to the timing and/or certainty of the repayment of contractual principal.

Securities and precious metals trading portfolios

in CHF m	30.09.03	31.12.02

Listed on stock exchange	67,749	58,661
Unlisted	75,638	76,083

Debt instruments	143,387	134,744

of which own bonds and medium-term notes	914	1,520

Listed on stock exchange	45,937	33,208
Unlisted	5,735	3,935

Equity instruments	51,672	37,143

of which own shares	2,584	2,254

Precious metals	1,255	1,246

Total securities and precious metals trading portfolios	196,314	173,133

of which securities rediscountable or pledgeable with central banks	33,522	27,426

Investments from the insurance business
			Gross	Gross
		Amortized	unrealized	unrealized
As of 30.09.03, in CHF m	Book value	cost	gains	losses	Fair value

Debt securities issued by Swiss Federal Government, cantonal or local governmental entities	7,157	7,157	0	160	6,997
Corporate debt securities	1,199	1,199	0	19	1,180
Other	1,851	1,851	0	30	1,821

Total debt securities – held to maturity	10,207	10,207	0	209	9,998

Debt securities issued by Swiss Federal Government, cantonal or local governmental entities	4,258	4,090	184	16	4,258
Debt securities issued by foreign governments	16,842	16,255	679	92	16,842
Corporate debt securities	38,735	37,246	1,733	244	38,735
Other	6,988	6,658	349	19	6,988

Debt securities	66,823	64,249	2,945	371	66,823

Equity securities	5,485	5,147	482	144	5,485

Total securities – available-for-sale	72,308	69,396	3,427	515	72,308

Debt securities	234	–	–	–	–
Equity securities	81	–	–	–	–

Total securities – trading	315	–	–	–	–

Own shares	7	–	–	–	–
Mortgage loans	10,932	–	–	–	–
Other loans	4,407	–	–	–	–
Real estate	7,572	–	–	–	9,944
Short-term investments and other	6,764	–	–	–	–

Investments from the insurance business	112,512	–	–	–	–

Equity securities	10,883	–	–	–	–
Debt securities	2,565	–	–	–	–
Short-term investments	1,572	–	–	–	–
Real estate	175	–	–	–	–

Investments where the investment risk is borne by the policyholder	15,195	–	–	–	–

Investments from the insurance business	127,707	–	–	–	–

As of 31.12.02, in CHF m

Debt securities issued by Swiss Federal Government, cantonal or local governmental entities	10,814	9,951	863	0	10,814
Debt securities issued by foreign governments	27,110	26,337	871	98	27,110
Corporate debt securities	29,042	27,478	1,717	153	29,042
Other	9,685	9,157	552	24	9,685

Debt securities	76,651	72,923	4,003	275	76,651

Equity securities	9,052	9,171	336	455	9,052

Total securities – available-for-sale	85,703	82,094	4,339	730	85,703

Debt securities	246	–	–	–	–
Equity securities	31	–	–	–	–

Total securities – trading	277	–	–	–	–

Own shares	44	–	–	–	–
Mortgage loans	10,175	–	–	–	–
Other loans	4,305	–	–	–	–
Real estate	7,431	–	–	–	10,057
Short-term investments and other	7,120	–	–	–	–

Investments from the insurance business	115,055	–	–	–	–

Equity securities	9,288	–	–	–	–
Debt securities	2,841	–	–	–	–
Short-term investments	1,069	–	–	–	–
Real estate	197	–	–	–	–

Investments where the investment risk is borne by the policyholder	13,395	–	–	–	–

Investments from the insurance business	128,450	–	–	–	–

INFORMATION FOR INVESTORS

Financial calendar

Fourth quarter/full-year results 2003	Thursday, February 12, 2004

Annual General Meeting	Friday, April 30, 2004

Credit Suisse Group shares
Ticker symbols
Stock exchange listings	Bloomberg	Reuters	Telekurs

SWX Swiss Exchange/virt-x	CSGN VX	CSGN.VX	CSGN,380
Frankfurt	CSX GR	CSGN.DE	CSX,013
New York (ADS) 1)	CSR US	CSR.N	CSR,065

1) 1 ADS represents 1 registered share.

Swiss security number	1213853
ISIN number	CH0012138530
German security number	DE 876 800
CUSIP number	225 401 108

Ratings
	Moody’s	Standard & Poor’s	Fitch Ratings

Credit Suisse Group
Short term	–	A-1	F1+
Long term	Aa3	A	AA-
Outlook	Negative	Stable	Negative

Credit Suisse
Short term	P-1	A-1	F1+
Long term	Aa3	A+	AA-
Outlook	Negative	Stable	Negative

Credit Suisse First Boston
Short term	P-1	A-1	F1+
Long term	Aa3	A+	AA-
Outlook	Negative	Stable	Negative

Winterthur
Insurer Financial Strength	A1	A	AA
Credit	A2	A	AA-
Outlook	Negative	Negative	Negative

Enquiries
Credit Suisse Group
Investor Relations
Gerhard Beindorff, Marc Buchheister
Tel. +41 1 333 4570/+41 1 333 3169
Fax +41 1 333 2587
Credit Suisse Group
Media Relations
Karin Rhomberg Hug, Claudia Kraaz
Tel. +41 1 333 8844
Fax +41 1 333 8877

Financial Publications
Printed financial publications may be ordered from:
Credit Suisse
KIDM 23
Uetlibergstrasse 231
8070 Zurich
Switzerland
Fax +41 1 332 7294
www.credit-suisse.com/results/order.html

In this year’s corporate reports, we have chosen the work of Swiss artist Daniel Grobet to represent Credit Suisse Group’s 360° approach to finance. In his hand-crafted iron sculptures, Daniel achieves a harmonious balance by carefully combining static and dynamic elements.

Credit Suisse Group
Paradeplatz 8
P.O. Box 1
8070 Zurich
Switzerland
Tel. +41 1 212 1616
Fax +41 1 333 2587
www.credit-suisse.com

5520144

English

PRESENTATION

RESULTS OVERVIEW

CONSOLIDATED RESULTS	Slide	4

CREDIT SUISSE FINANCIAL SERVICES	Slide	13

CREDIT SUISSE FIRST BOSTON	Slide	22

ADDITIONAL INFORMATION	Slide	29

DISCLAIMER	Slide	42

Slide 1

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RESULTS OVERVIEW

in CHF m	Q3/03	Q2/03	Q3/02	9M/03	9M/02

Credit Suisse
Financial Services	1,778	851	(1,194)	3,333	(891)

Credit Suisse
First Boston	308	373	(668)	884	(609)

Corporate Center & adjustments	(41)	122	(286)	(174)	(859)

Net profit/(loss)	2,045	1,346	(2,148)	4,043	(2,359)

Amortization of acquired intangible
assets and goodwill, net of tax (1)	208	197	396	609	1,008

Net operating profit/(loss)	2,253	1,543	(1,752)	4,652	(1,351)

Basic earnings per share (in CHF)	1.66	1.09	(1.81)	3.29	(1.98)

Return on equity (annualized)	26.3%	18.5%	(26.9% )	18.2%	(9.2% )

(1)   Q3/02 ans 9M/02 include exceptional items of CHF 119 m, net of tax

Slide 2

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KEY TRENDS IN Q3/03

Further progress achieved in our efforts to produce sound profitability

Divestitures and provisions at Winterthur significantly strengthened capital position and balance sheet

After-tax gain of CHF 1.6 bn gross, or CHF 1.3 bn net of related provisions

Additionally, provisions of CHF 383 m after tax related to its international business portfolio

Private Banking with better results than seasonally expected and a strong increase in net new assets

Corporate & Retail Banking benefited from efficiency improvements and stable revenue trends

Both insurance segments benefited from strong investment results, lower administration costs and tariff increases

CSFB performance was dampened by lower fixed income results reflecting conservative risk positioning in light of interest rate volatility, while the business unit demonstrated expense flexibility and continued to experience low credit charges

Slide 3

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PRESENTATION

RESULTS OVERVIEW	Slide	1

CONSOLIDATED RESULTS

CREDIT SUISSE FINANCIAL SERVICES	Slide	13

CREDIT SUISSE FIRST BOSTON	Slide	22

ADDITIONAL INFORMATION	Slide	29

DISCLAIMER	Slide	42

Slide 4

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OPERATING INCOME

				9 months
in CHF m
	Q3/03	Q2/03	in %	2003	2002	in %

Net interest income	2,012	1,862	8	5,525	6,110	(10)

Net commission & fee income	3,223	2,960	9	8,997	12,034	(25)

Net trading income	72	1,327	(95)	2,672	2,145	25

Net income from the
insurance business	1,467	1,341	9	4,343	1,924	126

Total operating income (1)	6,531	7,549	(13)	21,104	21,643	(2)

(1)	including "Other ordinary income/(expenses), net"

Slide 5

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OPERATING EXPENSES, DEPRECIATION AND TAXES

				9 months
in CHF m
	Q3/03	Q2/03	in %	2003	2002	in %

Personnel expenses	3,125 (1)	3,824	(18)	10,588	13,446	(21)

Other operating expenses	1,262	1,24 7	1	3,890	4,972	(22)

Operating expenses	4,387	5,071	(13)	14,478	18,418	(21)

Depreciation	471	475	(1)	1,366	1,539	(11)

Cost/income ratio, reported (2)	74%	73%		75%	92%
Cost/income ratio,
banking business only (2)(3)	70%	73%		74%	83%

Taxes	317	319	(1)	1,014	914	11

Tax rate	13%	19%		20%	(63%)

(1)	includes positive net impact of CHF 122 m from change in vesting of share-based compensation and related incremental incentive compensation at CSFB
(2)	operating expenses plus depreciation of non-current assets divided by operating income
(3)	including results from Corporate Center and adjustments

Slide 6

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PROVISIONS

in CHF m
Valuation adjustments, provisions and losses
973
155
106
734
1,440
778
24
164
471
233
45
61
126
131
31
44
53
215
119
86
10
Q3
Q4
Q1
Q2
Q3
2002
2003
Adjustment in the method of estimating inherent loss allowance
Non credit-related
Credit-related at CSFS
Credit-related at CSFB

Note: Totals include Corporate Center and adjustments but exclude exceptional provisions of CHF 984 m in Q4/02

Slide 7

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 IMPAIRED LOANS

6.0	4.6	4.9	4.1	3.3	3.0	Impaired loans as % of due
						from banks and customers (1)

59.5	60.0	62.3	63.8	67.1	68.0	Valuation allowance as % of
						impaired loans

(1) due from banks and customers and mortgages (excluding securities lending and reverse repurchase agreements)

Slide 8

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BIS CAPITAL RATIOS
 AS OF SEPTEMBER 30, 2003

			Credit Suisse
	Credit	Credit Suisse	Group
in CHF m	Suisse(1)	First Boston(1)	Consolidated

Book equity	7,701	19,914	34,873
Deduction of goodwill	(254)	(7,727)	(9,462)
Deduction of 50% of Winterthur's
adjusted net asset value	–	–	(2,682)
Other tier 1 adjustments	(399)	(75)	(828)

Tier 1 capital	7,049	12,112	21,901

Acquired intangible assets	62	1,731 (2)	1,795 (2)
Hybrid capital	–	1,003	2,184

Risk-weighted assets	92,269	99,308	197,412

Tier 1 capital ratio	7.6%	12.2%	11.1%
excl. acquired intangible assets	7.6%	10.7%	10.3%

(1) consolidated banking entities Credit Suisse and Credit Suisse First Boston   (2) net of tax liability

Slide 9

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YEAR-END 2003 PREVIEW
IMPLEMENTATION OF REVISED RRV-EBK*

Announced by EBK in December 2002, effective as of January 1, 2003
Changes to be applied prospectively, i.e. no restatement
Credit Suisse Group will implement full-year impact in Q4/2003
Impact predominantly from business unit CSFB

Change	Description	Pro-forma impact
Accounting for own shares	Income related to treasury shares to be recorded directly in equity	For nine months 2003: decrease of CHF 120 m to net profit
	Treasury shares and share award-related liabilities to be recorded directly in equity	At September 30, 2003: net decrease of CHF 0.6 bn to shareholders' equity
	In line with US GAAP treatment	No impact on regulatory capital adequacy ratios

Accounting for derivatives	Revised hedge accounting principles and documentation requirements	For nine months 2003: decrease of CHF 180 m to net profit (before cumulative effect)
	Freestanding derivative valuations are marked to market	Cumulative positive effect from prior years of CHF 190 m, net of tax
Strategic hedges disallowed

* EBK = Swiss Federal Banking Commission      RRV = Swiss Banking GAAP as promulgated by the EBK

Slide 10

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US GAAP PREVIEW
DIVESTITURES TRIGGER ASSESSMENT OF US GAAP GOODWILL

Swiss GAAP
Merger accounted for applying the pooling of interests method

Historical carrying values maintained for Winterthur's assets and liabilities

No goodwill from merger but also no increase in equity account

Recent divestitures resulted in an after-tax gain of CHF 1.6 bn gross, or CHF 1.3 bn net of related provisions

US GAAP
Merger accounted for under the purchase method
assets and liabilities valued at fair market value at transaction date
Difference between the net fair value of assets / liabilities acquired and the market capitalization of Winterthur recorded as goodwill, with corresponding
increase in shareholders' equity
At January 1, 2003, the remaining additional US GAAP goodwill amounted to CHF 3.5 bn
Net result of recent divestitures under US GAAP significantly lower due to the higher book values and allocated goodwill

Slide 11

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US GAAP PREVIEW
DIVESTITURES TRIGGER ASSESSMENT OF US GAAP GOODWILL

in CHF billion	Swiss GAAP	US GAAP
Winterthur-related goodwill recorded in CSG
consolidated accounts at December 31, 2002	1.0	4.5

Q2/03 – Q3/03 goodwill allocation and write-off
related to divestitures	(0.1)	(1.7)
Q2/2003 goodwill impairment charge (Life & Pensions)	–	(1.5)

YTD 2003 goodwill amortization charge	(0.1)	–

Winterthur-related goodwill recorded in CSG
consolidated accounts at September 30, 2003	0.8	1.3

At December 31, 2002:
Winterthur shareholders' equity(1)	5.6	10.8
Winterthur shareholders' equity(1), net of goodwill	4.6	6.3

	Relevant 2003
	reporting
	standard

(1) including minority interests

Slide 12

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PRESENTATION

RESULTS OVERVIEW	Slide	1

CONSOLIDATED RESULTS	Slide	4

CREDIT SUISSE FINANCIAL SERVICES

CREDIT SUISSE FIRST BOSTON	Slide	22

ADDITIONAL INFORMATION	Slide	29

DISCLAIMER	Slide	42

Slide 13

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CREDIT SUISSE FINANCIAL SERVICES
OVERVIEW	(1/2)
Results	Third quarter net profit of CHF 1.8 bn vs a net profit of CHF 851 m in Q2/03

Winterthur’s Q3/03 results include

an after-tax gain from divestitures of CHF 1.6 bn, or CHF 1.3 bn net of related provisions

additionally: provisions of CHF 383 m after tax related to its current and former international business portfolio

YTD 2003 net profit of CHF 3.3 bn, vs a loss of CHF 0.9 bn in the first nine months of 2002

Highlights banking segments	Quarterly operating income slightly improved, although the third quarter usually shows seasonal weakness

Results clearly reflect the impact of efficieny measures taken (YTD costs down CHF 356 m or 8% vs. 9M/02)

Lowest cost/income ratio in the past seven quarters

Private Banking net new assets more than doubled to CHF 8.4 bn in Q3/03

Slide 14

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CREDIT SUISSE FINANCIAL SERVICES
OVERVIEW	(2/2)

Highlights insurance segments	Significantly improved investment results 9M/03
(Life & Pensions up CHF 2.7 bn; Insurance up CHF 1.0 bn)

Steady progress in the underlying performance vs 9M/02 due to tariff increases, selective business renewals

lower administration costs (in total down by CHF 315 m or 12%)

Finalized sales of Churchill (UK), Winterthur Italy and
Republic (US)

In isolation, these divestitures increased Winterthur Group’s
EU solvency surplus capital by approximately CHF 3.5 bn

Slide 15

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WINTERTHUR SEGMENT PROFITS

in CHF m	Non-Life	Life	Total

Segment profit Q3, including	991	126	1,117

after-tax gains from divestitures,
net of related provisions (1)	1,268	57	1,325

additional provisions after tax (2)	(383)	–	(383)

of which recognized in claims	(117)	–	(117)

(1)	Churchill (UK), Winterthur Italy, Republic (US)
(2)	certain provisions related to Winterthur’s current and former international business portfolio

Slide 16

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PRIVATE BANKING

Segment result

Gross
margin	128	125	124	125
(bp)

C/I	59.1	55.1	61.5	59.1
ratio (%)

Net new assets
(CHF bn)	3.8	8.4	18.2	13.7

	Q2	Q3	2002	2003

	2003		9 months
Key profit & loss items

		vs			vs
in CHF m	Q3/03	Q2/03		9M/03	9M/02

Operating income	1,571	3%		4,489	(5%	)

Operating expenses	819	(4%	)	2,501	(8%	)

Operating income up 3% vs Q2/03, gross margin
down 3 bp (to 125 bp) vs Q2/03

Operating expenses 4% below Q2/03, in line with
headcount development

Improved cost/income ratio of 55.1%, lowest ratio
in the past six quarters

Net new assets more than doubled to CHF 8.4 bn
in Q3/03, higher AuM base

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CORPORATE & RETAIL BANKING

Segment result	Key profit & loss items
			vs		vs
	in CHF m	Q3/03	Q2/03	9M/03	9M/02

	Operating income	789	(2%)	2,346	(3%	)

	Operating expenses	483	(4%)	1,481	(9%	)

	Provisions (1)	65	(8%)	213	(9%	)

Net interest margin(bp)	212	215	214	213		Stable underlying operating income, net interest margin up 3 bp vs Q2/03

Cost/income						Operating expenses 4% below Q2/03, in line with
ratio (%)	65.8	64.4	70.7	66.3		headcount development

ROE (%)	12.9	13.6	9.5	12.2		Improved cost/income ratio of 64.4%, lowest ratio in the past seven quarters

	Q2	Q3	2002	2003		Further reduced impaired loans

	2003		9 months		(1)	valuation adjustments, provisions and losses (provisions based on expected credit losses derived from statistical model)

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LIFE & PENSIONS

Segment result	Key profit & loss items
			vs
	in CHF m	9M/03	9M/02

	Gross premiums written	13,277	(10%	)

	Benefits & claims (1)	(14,487)	(10%	)

	Policy acquisition costs	(545)	(2%	)

	Administration costs	(862)	(18%	)

	Investment income (2)	3,821	246%

Expense ratio (%)	11.5	17.1	10.9	10.6	Segment result of CHF 126 m including after-tax gain from divestitures of CHF 57M

Return on invested	5.1	5.0	1.5	5.0	Premiums down 5.0% (organic) vs 9M/02 due to selective underwriting assets (%)
					Administration costs down 18% vs 9M/02
	Q2	Q3	2002	2003
					Q3/03 acquisition costs and expense ratio
	2003		9 months		impacted by DAC unlocking of CHF 201 m
(1) death and other benefits incurred & change in provision for					(segment result impact of CHF 75 m)
future policyholder benefits
(2) excluding separate account business

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INSURANCE

Segment result	Key profit & loss items
			vs

	in CHF m	9M/03	9M/02

	Net premiums earned	11,876	2%

	Claims & annuities	(8,689)	0%

	Policy acquisition costs	(2,018)	7%

	Administration costs	(1,355)	(8%	)

	Investment income	952	–

					Segment result of CHF 991 m including

Combined					an after-tax gain from divestitures of CHF 1.6 bn, or CHF 1.3 bn net of related provisions
ratio (%)	100.5	103.6	103.5	101.6

					additional provisions of CHF 383 m after tax
Return on
Invested					Premiums up 8.1% (organic) vs 9M/02, largely driven by tariff increases
assets (%)	4.0	3.9	(0.3)	3.8
					Administration costs down 8% vs 9M/02
	Q2	Q3	2002	2003
					Q3/03 reported combined ratio of 103.6% includes CHF 117 m additional provisions (corresponding to 3.1 ppt combined ratio)
	2003		9 months

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CREDIT SUISSE FINANCIAL SERVICES
OUTLOOK

CSFS expects a good overall result in 2003:

	Overall:	- Efficiency improvements

	Banking:	- Higher AuM base

- Stable credit trend
Outlook
for 2003		- Seasonally higher costs in fourth quarter

	Winterthur:	- Improved technical results

- No contribution from divested businesses
going forward

Life & Pensions remains exposed to volatility of the capital markets

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PRESENTATION

RESULTS OVERVIEW	Slide	1

CONSOLIDATED RESULTS	Slide	4

CREDIT SUISSE FINANCIAL SERVICES	Slide	13

CREDIT SUISSE FIRST BOSTON

ADDITIONAL INFORMATION	Slide	29

DISCLAIMER	Slide	42

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CREDIT SUISSE FIRST BOSTON
OVERVIEW

Net operating profit(1) of USD 358 m, down 13% from USD 412 m

Net profit down 21% to USD 224 m

Operating income of USD 2.4 bn, down 22% primarily as
conservative risk positioning dampened fixed income trading results
Results Q3/03 vs Q2/03
Operating expenses reduced by 21% to USD 1.8 bn due to
lower compensation accruals

Compensation/revenue ratio(2) reduced to 48.5% from 52.2% due to positive net impact of USD 90 m from change in vesting of stock awards and related incremental incentive compensation accruals
Pre-tax operating margin(2) comparable at 17.4%

Return on average allocated capital(2) of 16.9% vs 18.0%

Cost containment continues to be a key goal

Highlights	Credit provisions continue to be at historically low levels

Amortization of retention payments substantially completed

(1)	excluding amortization of acquired intangible assets and goodwill, net of tax
(2)	excluding certain acquisition-related costs not allocated to the segments and reflecting certain other reclassifications

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CREDIT SUISSE FIRST BOSTON
KEY FINANCIAL RESULTS

in USD m	Q3/03	Q2/03	9M/03	9M/02
Operating income	2,422	3,103	8,363	9,233
pro forma excluding Pershing	–	–	8,348	8,583
Operating expenses	1,792	2,266	6,167	7,236
pro forma excluding Pershing	–	–	–	6,730
Valuation adjustments, provisions and losses	80	49	257	1,022

Net operating profit (1)	358	412	1,045	129
pro forma excluding Pershing	–	–	1,030	57

Operating ROE (2)	16.9%	18.0%	15.5%	1.9%
Operating pre-tax margin (2)	17.4%	18.1%	16.1%	0.4%
Personnel expenses/operating income (2)	48.5%	52.2%	51.1%	54.6%
Number of employees (3)	18,195	18,137

(1)	excluding amortization of acquired intangible assets and goodwill, net of tax
(2)	excluding certain acquisition-related costs not allocated to the segments and reflecting certain other reclassifications
(3)	full-time equivalents

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INSTITUTIONAL SECURITIES
OVERVIEW

Segment result	Key profit & loss items
			vs		vs
	in USD m	Q3/03	Q2/03	9M/03	9M/02

	Operating income	2,135	(24%)	7,515	(2%)

	Personnel expenses	1,016	(31%)	3,829	(11%)

	Other operating exp.	542	(5%)	1,665	(4%)

	Provisions (3)	80	43%	248	(75%)

Value-at-Risk (1-day, 99%) in USD m						Operating income lower across Fixed Income
Average	43.7	39.4	49.2	64.2	37.0
						Positive expense trends
NPL (1)	1.6	2.6	2.2	1.7	1.6
(USD bn)						change in vesting of stock awards

Allowance/	142	102	103	124	129	Continued favorable credit trends
NPL (%)(2)
						Leading franchise in leveraged finance
	Q3	Q4	Q1	Q2	Q3
						VaR decreased on reduced interest rate/mortgage exposure,
	2002		2003			updated models

(1)	non-performing loans
(2)	ratio of valuation allowances to non-performing loans
(3)	valuation adjustments, provisions and losses

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INSTITUTIONAL SECURITIES
OPERATING INCOME

•	41% decline, as the residential and commercial mortgages and the interest rate businesses were adversely impacted by lower volumes, fewer securitizations, seasonal influences and a lower risk profile

•	Strong in high yield but lower than record-setting Q2/03

•	Down 8%, but cash trading activities improved in all regions

•	Results generated from derivatives activities, particularly related to convertible securities, lower than the results recorded in previous quarter

•	11% decrease, driven by less significant private equity investment sales

•	Mergers and acquisitions fee income increased, while industry dollar volume of completed deals remains comparable to previous quarter

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CSFB FINANCIAL SERVICES
OVERVIEW

Net new assets (USD bn)
CSAM	(7.8)	(5.9)	(3.8)	(1.3)	(4.0)
PCS	0.1	1.8	1.0	(1.2)	(1.1)

Total	(7.7)	(4.1)	(2.8)	(2.5)	(5.1)

AuM (USD bn)	333	347	339	361	364

	Q3	Q4	Q1	Q2	Q3

	2002		2003
Key profit & loss items

		vs		vs
in USD m	Q3/03	Q2/03	9M/03	9M/02

Operating income	287	3%	848	(45%)
pro forma excl. Pershing	–	–	832	(5%)

Operating expenses	234	4%	673	(43%)
pro forma excl. Pershing	–	–	673	(2%)

CSAM operating income and assets under management comparable to Q2/03

Alternative investment initiative launched by CSAM in the third quarter of 2003

Comparability of results impacted by sale of Pershing on May 1, 2003

(1) excluding certain acquisition-related costs

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CREDIT SUISSE FIRST BOSTON
OUTLOOK

Outlook for 2003	Outlook remains optimistic, despite seasonally lower revenues expected for the fourth quarter

Progress towards sustained profitability

Continued focus on client needs

Core businesses remain challenging, with many of our markets operating at historically low levels

While making continued progress, profitability still not satisfactory

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PRESENTATION

RESULTS OVERVIEW	Slide	1

CONSOLIDATED RESULTS	Slide	4

CREDIT SUISSE FINANCIAL SERVICES	Slide	13

CREDIT SUISSE FIRST BOSTON	Slide	22

ADDITIONAL INFORMATION

DISCLAIMER	Slide	42

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ADDITIONAL INFORMATION
INDEX

Winterthur

- Additional information on divestitures at Winterthur	(Slides 31 to 32)
- Investment result general account	(Slide 33)
- Investment portfolio - asset allocation	(Slide 34)
- Equity base development	(Slide 35)

Credit Suisse Private Banking

- Development of gross margin	(Slide 36)
- AuM by product and currency	(Slide 37)

Credit Suisse First Boston

- Operating income detail Investment Banking	(Slide 38)
- "Legacy" assets	(Slides 39 to 40)
- Counterparty exposure by industry	(Slide 41)

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ADDITIONAL INFORMATION ON
DIVESTITURES AT WINTERTHUR	(1/2)

	Non-life		Life
	2002	2003	2002	2003
in CHF m		(9 months*)		(9 months)

Gross premiums written	7,624	5,228	1,158	692

Net premiums earned	5,885	4,455	1,151	688

Segment result	177	54	(20)	47

Technical reserves	8,606	9,429	4,372	5,046

AuM	7,907	8,803	4,251	4,933

FTE	9,524	10,353	129	122

* Churchill (UK) and Republic (US) 8 months, Winterthur Italy 9 months

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ADDITIONAL INFORMATION ON
DIVESTITURES AT WINTERTHUR	(2/2)

in CHF m	Non-Life	Life	Total

Sales proceeds (1)	4,376	434	4,810

./. Book value	(2,575)	(369)	(2,944)

./. Goodwill	(90)		(90)

./. Tax impact	(135)	(8)	(143)

Gross gains on sales, after tax	1,576	57	1,633

./. Sales related provisions
booked as other expenses	(275)		(275)

./. Sales related provisions
booked as claims (technical)	(97)		(97)

Tax impact	64		64

After-tax gains on sales,
net of related provisions	1,268	57	1,325

(1) Churchill (UK), Winterthur Italy, Republic (US)

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WINTERTHUR GROUP
INVESTMENT RESULT GENERAL ACCOUNT

in CHF m

		2002(1)				2003(1)

	Q1	Q2	Q3	Q4	Q1	Q2	Q3

Current income	1,236	1,435	1,203	1,222	1,255	1,394	1,359

Realized gains	1,346	1,389	2,353	333	1,327	821	688

Realized losses	(647)	(2,129)	(1,589)	(373)	(633)	(411)	(193)

Impairments	(942)	(857)	(1,413)	(675)	(328)	(52)	(75)

Other	(114)	(100)	(135)	(115)	(111)	(141)	(127)

Investment income (P&L)	879	(262)	419	392	1,510	1,611	1,652

Note:	Q1 to Q3 2002 reclassified to the current presentation format, including real estate for own use, interest paid from current income and realized gains/losses

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WINTERTHUR GROUP
INVESTMENT PORTFOLIO – ASSET ALLOCATION

Response to equity market developments

Decrease in equity securities from CHF 7.0 bn (5.3%) to CHF 5.6 bn (4.6%) in Q3/03

Total investment portfolio reduced by CHF 13.7 bn through divestitures in Q3/03

(1)	all investments incl. real estate at market value; excluding separate account (i.e. unit-linked) business
(2)	reduced by CHF 4.5 bn vs reported figures due to trade accounting on purchased bonds and maturing money market transactions (settlement date)

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WINTERTHUR GROUP
EQUITY BASE DEVELOPMENT IN 2003

Significant increase of CHF 1.4 billion in shareholders' equity in 9M/03

(1)	net of tax and policyholder participation

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PRIVATE BANKING
DEVELOPMENT OF GROSS MARGIN

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PRIVATE BANKING
AUM BY PRODUCT AND CURRENCY

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CREDIT SUISSE FIRST BOSTON
OPERATING INCOME DETAIL INVESTMENT BANKING

Investment Banking Division (1)
	2002				2003

in USD m	Q1	Q2	Q3	Q4	Q1	Q2	Q3

Private equity	133	186	141	397	77	111	72

Debt capital markets	100	94	28	64	85	95	68

Equity capital markets	117	153	74	92	29	119	74

Advisory	344	444	280	357	296	283	291

Other	47	30	33	26	58	36	67

Total	741	907	556	936	545	644	572

Note: results reflect the impact of various divisional sharing arrangements regarding operating income amongst the divisions

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CREDIT SUISSE FIRST BOSTON "LEGACY" ASSETS
(1/2)

in USD m	"Legacy" assets net exposure
12/1999	11,925	8,964	Real estate

		1,975	Distressed

		986	Private equity (1,228 unfunded commitment)

12/2000	8,026	4,805	Real estate

		1,498	Distressed

		1,724	Private equity (984 unfunded commitment)

12/2001	5,357	2,925	Real estate

		1,107	Distressed

		1,325	Private equity (857 unfunded commitment)

		1,535	Real estate

12/2002	3,031	512	Distressed

		984	Private equity (785 unfunded commitment)

		1,052	Real estate	Note:
				–	Unfunded commitments excluded for private equity
06/2003	2,498	539	Distressed
				–	Unfunded commitments included for real estate
		907	Private equity (863 unfunded commitment)
				–	Private equity unfunded commitments include employee commitments

		978	Real estate

09/2003	2,438	532	Distressed

		928	Private equity (778 unfunded commitment)

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CREDIT SUISSE FIRST BOSTON "LEGACY" ASSETS
(2/2)

Charges related to "legacy" assets in CSFB's income statement
in USD m	Real estate	Distressed portfolio	Private equity	Total

Q3/03
Operating income	8	20	45	73

Provisions	—	—	—	—

Total charges	8	20	45	73

9M/03

Operating income	14	(9)	17	23

Provisions	(1)	—	—	(1)

Total charges	13	(9)	17	22

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CREDIT SUISSE FIRST BOSTON
COUNTERPARTY EXPOSURE BY INDUSTRY

Selected CSFB exposure as of September 30, 2003 (1)
in USD m	Current exposure	Undrawn commitments	Reserves	Net exposure

Telecommunications	1,347	1,717	(321)	2,743
Telecommunications
manufacturers	39	201	(14)	226
Merchant energy	789	130	(151)	768

Airlines	625	39	(202)	462

Note:
(1)	Current exposure equals committed amount (includes only drawn commitments) for lending plus mark-to-market for counterparty trading less credit protection.

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DISCLAIMER

Cautionary Statement regarding forward-looking information
This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 filed with the US Securities and Exchange Commission, and in other public filings and press releases.

We do not intend to update these forward-looking statements except as may be required by applicable laws.

Quarterly Report 2003/Q3 — Non-GAAP Financial Information
For additional information with respect to our results for the third quarter, we refer you to our “Quarterly Report 2003/Q3”, posted on our website at www.credit-suisse.com. This presentation may contain non-GAAP financial information. A reconciliation of such non-GAAP financial information to the most directly comparable measures under Swiss generally accepted accounting principles (as well other related information), is also included in our Quarterly Report 2003/Q3.

Slide 42

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP (Registrant)

Date November 4, 2003	By:	/s/ David Frick
(Signature)*
*Print the name and title of the signing officer under his signature		Member of the Executive Board
/s/ Karin Rhomberg Hug
Managing Director